EXHIBIT 99.3

AGRIUM INC.

2013

AUDITED ANNUAL FINANCIAL

STATEMENTS AND NOTES

FINANCIAL

STATEMENTS

AND NOTES

FEBRUARY 21, 2014

96	Consolidated Statements of Operations
97	Consolidated Statements of Comprehensive Income
98	Consolidated Statements of Cash Flows
99	Consolidated Balance Sheets
100	Consolidated Statements of Shareholders’ Equity
101	Notes to the Consolidated Financial Statements
101	1.	Corporate Information
102	2.	Critical Accounting Judgments, Assumptions and Estimates
107	3.	Impact of Adoption of IFRS 11
108	4.	Business Acquisitions
109	5.	Discontinued Operations, Assets and Liabilities Held for Sale
111	6.	Expenses
112	7.	Finance Costs
112	8.	Income Taxes
113	9.	Earnings per Share
113	10.	Cash Flow Information
114	11.	Accounts Receivable
114	12.	Inventories
114	13.	Property, Plant and Equipment
116	14.	Intangibles and Goodwill
118	15.	Investments in Associates and Joint Ventures
121	16.	Other Assets
121	17.	Debt
122	18.	Accounts Payable
122	19.	Post-Employment Benefits
126	20.	Other Provisions
126	21.	Other Liabilities
126	22.	Share-Based Payments
129	23.	Financial Instruments
135	24.	Commitments
136	25.	Contingent Liabilities
137	26.	Capital Management
139	27.	Operating Segments
143	28.	Significant Accounting Policies and Recent Accounting Pronouncements

PAGE 92 // CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

FINANCIAL REPORTING RESPONSIBILITIES

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.

The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992). Based on this evaluation, management concluded that as of December 31, 2013 the Company did maintain effective internal control over financial reporting.

We completed the Viterra acquisition on October 1, 2013 as more fully described in note 4 of the Notes to the Consolidated Financial Statements. This business was excluded from management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 due to the proximity of the acquisition to year-end. The associated net assets represent 11 percent of consolidated net assets and total revenues represent 2 percent of consolidated revenues included in Agrium’s 2013 consolidated financial statements.

The effectiveness of internal control over financial reporting as of December 31, 2013 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2013 Annual Report to Shareholders.

CHUCK MAGRO	STEPHEN G. DYER
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Calgary, Canada
February 21, 2014

AGRIUM ANNUAL REPORT 2013 // CONSOLIDATED FINANCIAL STATEMENTS // PAGE 93

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Agrium Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Agrium Inc. completed the Viterra acquisition in the fourth quarter of 2013. Management has excluded, from its assessment of the effectiveness of Agrium Inc.’s internal control over financial reporting as of December 31, 2013, this business’ internal controls over financial reporting. The associated net assets represent 11 percent of consolidated net assets and total revenues represent 2 percent of consolidated revenues included in Agrium’s 2013 consolidated financial statements. Our audit of internal controls over financial reporting of Agrium Inc. also excluded an evaluation of the internal controls over financial reporting of the Viterra business acquired.

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as at December 31, 2013 and December 31, 2012, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and our report dated February 21, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

February 21, 2014
Calgary, Canada

PAGE 94 // CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

Chartered Accountants

February 21, 2014
Calgary, Canada

AGRIUM ANNUAL REPORT 2013 // CONSOLIDATED FINANCIAL STATEMENTS // PAGE 95

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012 (a)
Sales	15,727	16,024
Cost of product sold	11,954	11,716
Gross profit	3,773	4,308
Expenses
Selling	1,876	1,697
General and administrative	329	428
Earnings from associates and joint ventures (note 15)	(68)	(91)
Purchase gain (note 4)	(257)	—
Goodwill impairment (note 14)	220	—
Other expenses (note 6)	43	58
Earnings before finance costs and income taxes	1,630	2,216
Finance costs related to long-term debt (note 7)	90	89
Other finance costs (note 7)	66	41
Earnings before income taxes	1,474	2,086
Income taxes (note 8)	394	570
Net earnings from continuing operations	1,080	1,516
Net loss from discontinued operations (note 5)	(17)	(18)
Net earnings	1,063	1,498
Attributable to:
Equity holders of Agrium	1,062	1,494
Non-controlling interest	1	4
Net earnings	1,063	1,498

Earnings per share attributable to equity holders of Agrium (note 9)
Basic earnings per share from continuing operations	7.31	9.67
Basic loss per share from discontinued operations	(0.11)	(0.11)
Basic earnings per share	7.20	9.56
Diluted earnings per share from continuing operations	7.31	9.67
Diluted loss per share from discontinued operations	(0.11)	(0.12)
Diluted earnings per share	7.20	9.55

(a)	Certain amounts have been restated to reflect the adoption of IFRS 11 and reclassifications resulting from discontinued operations.

See note 3, Impact of Adoption of IFRS 11, and note 5, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

PAGE 96 // CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31,
(millions of U.S. dollars)	2013	2012
Net earnings	1,063	1,498
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Available for sale financial instruments
(Losses) gains	(8)	1
Foreign currency translation differences
(Losses) gains	(340)	64
Reclassifications to earnings	—	(1)
Associates and joint ventures loss (note 15)	(4)	(3)
	(352)	61
Items that will never be reclassified to earnings
Post-employment benefits
Actuarial gains (losses)	45	(7)
Deferred income taxes	(14)	2
	31	(5)
Other comprehensive (loss) income	(321)	56
Comprehensive income	742	1,554
Attributable to:
Equity holders of Agrium	743	1,550
Non-controlling interest	(1)	4
Comprehensive income	742	1,554

See accompanying notes.

AGRIUM ANNUAL REPORT 2013 // CONSOLIDATED FINANCIAL STATEMENTS // PAGE 97

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
(millions of U.S. dollars)	2013	2012 (a)
Operating
Net earnings from continuing operations	1,080	1,516
Adjustments for
Depreciation and amortization	472	413
Earnings from associates and joint ventures	(68)	(91)
Purchase gain	(257)	—
Goodwill impairment	220	—
Share-based payments	(7)	108
Unrealized gain on derivative financial instruments	(15)	(17)
Unrealized foreign exchange loss	—	2
Interest income	(76)	(91)
Finance costs	156	130
Income taxes	394	570
Other	30	77
Interest received	77	91
Interest paid	(140)	(108)
Income taxes paid	(663)	(405)
Dividends from associates and joint ventures	28	13
Net changes in non-cash working capital (note 10)	536	(138)
Cash provided by operating activities	1,767	2,070
Investing
Acquisitions, net of cash acquired	(64)	(213)
Acquisition of Viterra Inc.	1,260	(1,801)
Capital expenditures	(1,755)	(1,225)
Capitalized borrowing costs	(61)	(26)
Investments in associates and joint ventures	—	(10)
Purchase of investments	(171)	(14)
Proceeds from disposal of investments	82	—
Other	—	(56)
Net changes in non-cash working capital	28	43
Cash used in investing activities	(681)	(3,302)
Financing
Short-term debt	(511)	1,098
Long-term debt issued	1,010	521
Transaction costs on long-term debt	(14)	(5)
Repayment of long-term debt	(522)	(12)
Dividends paid	(334)	(115)
Shares issued	2	7
Shares repurchased	(498)	(913)
Cash (used in) provided by financing activities	(867)	581
Effect of exchange rate changes on cash and cash equivalents	(24)	37
Increase (decrease) in cash and cash equivalents from continuing operations	195	(614)
Cash and cash equivalents used in discontinued operations (note 5)	(52)	(15)
Cash and cash equivalents – beginning of year	658	1,287
Cash and cash equivalents – end of year (note 10)	801	658

(a)	Certain amounts have been restated to reflect the adoption of IFRS 11 and reclassifications resulting from discontinued operations.

See note 3, Impact of Adoption of IFRS 11, and note 5, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

PAGE 98 // CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

CONSOLIDATED BALANCE SHEETS

(millions of U.S. dollars)	December 31,
	2013	2012 (a)
Assets
Current assets
Cash and cash equivalents (note 10)	801	658
Accounts receivable (note 11)	2,105	2,224
Income taxes receivable	78	32
Inventories (note 12)	3,413	3,094
Advance on acquisition of Viterra Inc. (note 4)	—	1,792
Prepaid expenses and deposits	805	740
Other current assets (note 16)	104	—
Assets held for sale (note 5)	202	—
	7,508	8,540
Property, plant and equipment (note 13)	4,960	3,484
Intangibles (note 14)	738	636
Goodwill (note 14)	1,958	2,349
Investments in associates and joint ventures (note 15)	639	627
Other assets (note 16)	99	99
Deferred income tax assets (note 8)	75	70
	15,977	15,805
Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 17)	764	1,314
Accounts payable (note 18)	3,985	3,479
Income taxes payable	2	137
Current portion of long-term debt (note 17)	58	518
Current portion of other provisions (note 20)	112	108
Liabilities held for sale (note 5)	44	—
	4,965	5,556
Long-term debt (note 17)	3,066	2,069
Post-employment benefits (note 19)	135	184
Other provisions (note 20)	426	413
Other liabilities (note 21)	59	79
Deferred income tax liabilities (note 8)	530	584
	9,181	8,885
Shareholders’ equity
Share capital	1,820	1,890
Retained earnings	5,253	4,955
Accumulated other comprehensive (loss) income	(279)	71
Equity holders of Agrium	6,794	6,916
Non-controlling interest	2	4
Total equity	6,796	6,920
	15,977	15,805

(a)	Certain amounts have been restated to reflect the adoption of IFRS 11. See note 3, Impact of Adoption of IFRS 11.

See accompanying notes.

AGRIUM ANNUAL REPORT 2013 // CONSOLIDATED FINANCIAL STATEMENTS // PAGE 99

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Other comprehensive income
(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Available for sale financial instruments	Foreign currency translation	Comprehensive loss of associates and joint ventures	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2011	158	1,994	4,420	(1)	11	—	10	6,424	4	6,428
Net earnings	—	—	1,494	—	—	—	—	1,494	4	1,498
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(5)	—	—	—	—	(5)	—	(5)
Other	—	—	—	1	63	(3)	61	61	—	61
Comprehensive income (loss), net of tax	—	—	1,489	1	63	(3)	61	1,550	4	1,554
Dividends	—	—	(154)	—	—	—	—	(154)	—	(154)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(4)	(4)
Shares repurchased	(9)	(113)	(800)	—	—	—	—	(913)	—	(913)
Share-based payment transactions	—	9	—	—	—	—	—	9	—	9
December 31, 2012	149	1,890	4,955	—	74	(3)	71	6,916	4	6,920
Net earnings	—	—	1,062	—	—	—	—	1,062	1	1,063
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	31	—	—	—	—	31	—	31
Other	—	—	—	(8)	(338)	(4)	(350)	(350)	(2)	(352)
Comprehensive income (loss), net of tax	—	—	1,093	(8)	(338)	(4)	(350)	743	(1)	742
Dividends	—	—	(367)	—	—	—	—	(367)	—	(367)
Non-controlling interest transactions	—	—	(2)	—	—	—	—	(2)	(1)	(3)
Shares repurchased	(5)	(72)	(426)	—	—	—	—	(498)	—	(498)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
December 31, 2013	144	1,820	5,253	(8)	(264)	(7)	(279)	6,794	2	6,796

See accompanying notes.

PAGE 100 // CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of U.S. dollars unless otherwise stated)

1. CORPORATE INFORMATION

CORPORATE INFORMATION

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two core strategic business units:

•	Retail: Distributes crop nutrients, crop protection products, seed and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe, and produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Owning and operating mines and production facilities in Alberta and Idaho;

•	Product purchased for resale: Marketing nutrient products from other suppliers in North and South America and Europe;

•	Ammonium sulfate and other: Producing blended crop nutrient products; and

•

ESN and Micronutrients: Producing ESN®, Environmentally Smart Nitrogen, polymer-coated nitrogen crop nutrients, as well as micronutrient products. Formerly the Agriculture business of Agrium Advanced Technologies (“AAT”).

Additional information on our operating segments is included in note 27.

BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements of Agrium, as at and for the year ended December 31, 2013, were approved for issuance by the Board of Directors on February 21, 2014. We prepared the financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We have set out our significant accounting policies and recent accounting pronouncements in note 28.

These financial statements are presented in U.S. dollars. We prepared these financial statements using the historical cost basis, with the exception of items that IFRS requires to be measured at fair value.

„ PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

	Relationship	Location	Principal activity	Ownership (%)
Agrium, a general partnership	Subsidiary	Canada	Manufacturer and distributor of crop nutrients	100
Agrium U.S. Inc.	Subsidiary	United States	Manufacturer and distributor of crop nutrients	100
Crop Production Services, Inc.	Subsidiary	United States	Crop input retailer	100
Crop Production Services (Canada) Inc.	Subsidiary	Canada	Crop input retailer	100
Landmark Rural Operations Ltd.	Subsidiary	Australia	Crop input retailer	100
Agrium Europe S.A.	Subsidiary	Belgium	Distributor of crop nutrients	100
Agroservicios Pampeanos S.A.	Subsidiary	Argentina	Crop input retailer	100
Misr Fertilizers Production Company S.A.E.	Associate	Egypt	Manufacturer and distributor of crop nutrients	26
Profertil S.A.	Joint venture	Argentina	Manufacturer and distributor of crop nutrients	50

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 101

2. CRITICAL ACCOUNTING JUDGMENTS, ASSUMPTIONS AND ESTIMATES

IFRS requires us to state significant judgments that we make in applying our accounting policies and, separate from judgments, the assumptions and critical estimates that we make in preparing the financial statements.

A) JUDGMENTS THAT HAVE THE MOST SIGNIFICANT EFFECT ON THE AMOUNTS RECOGNIZED IN THE FINANCIAL STATEMENTS

Area of judgment	Judgment factors

Determination and Grouping of Cash Generating Units (CGUs) and Impairment Testing

In testing for impairment, we group assets into CGUs when we cannot identify independent cash flows with individual assets. We also combine certain CGUs for goodwill impairment testing. We use judgment when determining a CGU in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. We also use judgment in determining whether indicators of impairment exist.

We based our grouping of long-lived assets, other than goodwill and indefinite-lived intangibles, for impairment testing on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure and interdependence of cash flows. We determined that (a) we would group Wholesale assets by product lines because of differing production processes and inputs for each nutrient; and (b) we would group Retail assets by geographic regions based on customers, products and distribution methods.

We have allocated the majority of our goodwill to two groups of CGUs within our Retail business unit, Retail – North America and Retail – Australia, based on the level at which management monitors goodwill for impairment.

Functional Currency

We determine the functional currency for each entity, as well as for jointly controlled entities and associates. We also make judgments about whether an entity may have multiple branches with different functional currencies. This requires that we assess the primary economic environment in which each of these entities operates. Our determination of functional currency affects how we translate foreign currency balances and transactions. The determination of functional currency affects the carrying value of non-current assets and accordingly, the amortization of those assets included in earnings. The determination of functional currency includes an assessment of various primary and secondary indicators.	In determining the functional currency of our foreign operations, we primarily considered the currency that determines the pricing of transactions, rather than focusing on the currency in which transactions are denominated. For our operations in Argentina, we determined that the functional currency was the U.S. dollar, rather than the local currency.

Provisions

We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits for a liability of uncertain timing or amount is probable, not probable, or remote.	We consider all available information relevant to each specific matter. In 2013, we continued to review our litigation, asset retirement and environmental remediation provisions and determined that our current provision is our best estimate of future outflows. Accordingly, we did not make any significant changes to our existing provisions.

Deferred Income Tax Assets

We recognize deferred tax assets only to the extent we consider it probable that those assets will be recoverable. Our recognition of deferred tax assets affects the amount of our tax provision.	We make judgments about when deferred tax assets are likely to reverse, and judgments as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. In determining whether to establish a valuation allowance against a deferred tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether profitability is sustainable, and our earnings forecasts.

PAGE 102 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

B) ASSUMPTIONS AND CRITICAL ESTIMATES

In preparing financial statements, we also make assumptions and critical estimates. Critical estimates are those that are most subject to uncertainty and have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. We base our assumptions and estimates on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. The following require our most difficult, subjective or complex assumptions and estimates.

Sensitivity analysis presents the impact of reasonably possible changes to one assumption, while holding other assumptions constant. Accordingly, such analysis provides only an approximation of the sensitivity to the individual assumptions shown, and does not reflect the full impact on our financial position and results of operations.

Description	Assumptions and estimation uncertainty	Effect if actual results differ from assumptions

Inventories

We value inventories at the lower of cost and net realizable value through inventory allowances. Subsequent changes in facts or circumstances could result in the reversal of previously recorded allowances.

Results could differ if inventory allowances change because actual selling prices or selling costs differ materially from forecasted selling prices and selling costs.

Calculating inventory allowances requires estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

We considered whether lower international prices for potash in the second half of 2013 required that we write down inventories and determined that a write-down was not necessary.

During 2013 and 2012, we did not record any material inventory write-downs.

A 1-percent reduction in our inventories at December 31, 2013 would have reduced net earnings by $25-million in 2013.

Rebates

Our rebate agreements with suppliers, primarily for crop protection products and seed, provide rebates and prepay discounts, typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. We account for rebates and prepay discounts as reductions in the prices of suppliers’ products. We accrue rebates that are probable and that we can reasonably estimate. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.

We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of individual vendor agreements, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

We have not made any material changes in the accounting methodology we use to record vendor rebates during the past two fiscal years. We collect substantially all receivables associated with vendor rebates in the following fiscal year and therefore do not need to make subjective long-term estimates. Adjustments made to our gross profit and inventory in the following fiscal year have historically not been material. A 10-percent change in our vendor rebates at December 31, 2013 would have affected net earnings by $12-million in 2013.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 103

Description	Assumptions and estimation uncertainty	Effect if actual results differ from assumptions

Long-Lived Assets

We evaluate long-lived assets other than goodwill and indefinite-lived intangible assets (which we test separately) for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider whether indicators of impairment exist at each financial statement reporting date.

Our impairment calculations contain uncertainties, as they require assumptions and estimates about future cash flows and asset fair values. In determining recoverable amounts, we make assumptions about discount and growth rates, future sales, product margins and overall market conditions. Fair value assessments are subject to estimates and assumptions about factors including new technology, market conditions for our products, availability of raw material inputs and estimated service lives of assets.

At December 31, 2013, property, plant and equipment was $4,960-million, or 31 percent of our total assets. At December 31, 2013, finite-lived intangibles were $716-million, or 4 percent of our total assets.

Income Taxes

Domestic and foreign tax authorities periodically audit our income tax returns, as is the case with most companies. Audits include questions about our tax filing positions, including the timing and amount of deductions. We recognize tax provisions when it is more likely than not that there will be a future outflow of funds to a taxing authority. In such cases, we provide for the amount that we expect on settlement.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

In recording deferred taxes, we estimate the extent to which it is probable that timing differences will reverse.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions about the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

In determining whether to establish a valuation allowance against a deferred income tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether profitability is sustainable, and our earnings forecasts.

Although we believe that our assumptions and estimates are reasonable, and that our accruals for tax liabilities are adequate for all open tax years based on our interpretations of tax law and prior experience, actual results could differ. This may affect income tax expense and earnings reported in future years.

Our effective income tax rate in a given financial statement period could change materially to the extent that we prevail in matters for which we have recorded a liability, or are required to pay amounts in excess of our recorded liability.

PAGE 104 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

Description	Assumptions and estimation uncertainty	Effect if actual results differ from assumptions

Goodwill and Intangible Assets

We conduct impairment tests annually in the fourth quarter and whenever events or changes in circumstances indicate that carrying values may not be recoverable. We test for impairment if a CGU or group of CGUs has goodwill allocated to it, or includes intangible assets that have an indefinite useful life.

We determine recoverable amounts by estimating fair value less costs of disposal using a discounted five-year forecasted cash flow with a terminal value.

We use observable market data inputs to develop discount rates for each CGU or group of CGUs using a capital asset pricing model, which we believe approximates the discount rate from a market participant’s perspective.

Assumptions underlying projected cash flows used in our goodwill impairment test are derived from several sources, including our annual five-year plan, which contains information on sales (based on external and internal forecasts), assumed production levels and costs, product pricing, capital expenditures and allocation of corporate costs. The estimated recoverable amount of a CGU could be impacted by changes in crop nutrient prices, climate, interest rates, inflation rates, growth rates, foreign currency exchange rates, costs, pricing, capital expenditures, tariffs and market conditions, including planted acreage and global production capacity additions. We also use our market capitalization and comparative market multiples to corroborate discounted cash flow results. The long-term future growth rate that we use to estimate terminal value is based on past performance and management’s expectations of market development. Generally growth rates do not exceed the average long-term growth rate of the business unit, country or market in which the CGU (or group of CGUs) operates.

We recorded an impairment of goodwill in Retail – Australia in 2013, as described in note 14.

Material assumptions and sensitivity of the results of goodwill impairment testing to changes in assumptions are described in note 14. If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment that could be material. If key assumptions and estimates about our Retail – Australia operations change, including lower than assumed sales growth, higher costs, or other negative factors, we could record a material impairment to goodwill.

Share-Based Payments

We determine costs for share-based payments using market-based valuation techniques. We determine the fair value of our market-based and performance-based non-vested share awards at the date of grant using generally accepted valuation techniques. A portion of our share-based payments expense results from performance-based share awards, which require us to estimate the likelihood of achieving Company and corporate peer group performance goals.

We make assumptions in applying valuation techniques. We use these assumptions in estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

A 10-percent change in our share-based payments expense for the year ended December 31, 2013 would have affected net earnings by $1-million in 2013.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 105

Description	Assumptions and estimation uncertainty	Effect if actual results differ from assumptions

Provisions

We recognize provisions based on our assessment of our obligations and available information. Any matters not included as provisions are uncertain in nature and we cannot make a reliable estimate of the amount of the obligation.

	We make assumptions to determine whether obligations exist and to estimate the amount of obligations that we believe exist.	Given the nature of these provisions, they can change significantly due to the inherent uncertainties in our estimates. Changes could have a material impact on our future earnings.

Provisions for litigation: In the normal course of business, legal proceedings and other claims brought against Agrium expose us to potential losses. Given the nature of these events, in many cases we cannot make a reliable estimate of the amounts involved due to uncertainty about the final outcome.

In estimating the final outcome of litigation, we make assumptions about factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. These assumptions determine whether we require a provision or disclosure in the financial statements.

A 10-percent change in our provision for litigation at December 31, 2013 would have affected net earnings by $4-million in 2013.

Provisions for asset retirement and environmental remediation: We apply a number of assumptions in estimating provisions for Agrium sites. We make these assumptions due to the nature of the factors affecting the amount, if any, that will ultimately be required to settle these matters if or when they come due.

In determining provisions for asset retirement and environmental remediation, we assess factors such as the extent of contamination, the nature of the work Agrium is obliged to perform or pay for, changes to environmental laws and regulations, and whether we will share any of the costs with third parties.

A change in the assumptions underlying our provisions could have a significant impact on our financial position and results of operations. A 1-percent change in the rate we use to discount our provisions at December 31, 2013 would have affected net earnings by $7-million in 2013.

Business Acquisitions – Purchase Price Allocation

We allocate the purchase price of an acquired business to its identifiable tangible and intangible assets acquired and liabilities assumed at their estimated fair values at the acquisition date.

We use all available information to estimate fair values. We typically engage external consultants to assist in the fair value determination of identifiable intangible assets and other significant assets.

Our purchase price allocation process involves uncertainty as we make assumptions to identify the acquired intangible assets, property, plant and equipment, and the liabilities assumed in the acquisition, and estimate the fair value of those acquired assets and liabilities based upon quoted market prices and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Such estimates include assumptions about inputs to our discounted cash flow calculations, industry economic factors and business strategies.

We closed the acquisition of assets of Viterra Inc. during 2013. At December 31, 2013, we reported a provisional purchase price allocation, recording total assets acquired of $995-million and total liabilities assumed of $253-million. We will finalize the purchase price allocation in 2014, which may impact the purchase gain recorded in 2013.

PAGE 106 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

3. IMPACT OF ADOPTION OF IFRS 11

Upon the application of IFRS 11, effective January 1, 2013 and with retrospective application to January 1, 2012, we reviewed and assessed the legal form and terms of contracts of our investments in joint arrangements. The application of IFRS 11 changed the classification and subsequent accounting of our investment in Profertil S.A. (“Profertil”) and all other joint arrangements, for which we previously used the proportionate consolidation method of accounting. We hold 50 percent of the voting rights of Profertil, which, along with another party, provides us with joint control over the arrangement. Profertil is structured as a limited company and the arrangement provides us with rights to the net assets of the limited company. Accordingly, under IFRS 11 we classified Profertil and other similar joint arrangements as joint ventures using the equity method of accounting.

„ IMPACT OF IFRS 11 ON NET EARNINGS

2012
Decrease in sales	(354)
Decrease in cost of product sold	(222)
Decrease in gross profit	(132)
Decrease in selling and general and administrative expenses	(11)
Decrease in other expenses	(2)
Decrease in other finance costs	(4)
Decrease in income taxes	(37)
Increase in earnings from associates and joint ventures	(78)
Impact on net earnings	—

„ IMPACT OF IFRS 11 ON ASSETS AND LIABILITIES

	December 31, 2012			January 1, 2012
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Current assets	8,712	(172)	8,540	7,137	(152)	6,985
Property, plant and equipment	3,698	(214)	3,484	2,533	(198)	2,335
Investments in associates and joint ventures	382	245	627	355	167	522
Other assets	130	(31)	99	97	—	97
Current liabilities	5,647	(91)	5,556	3,427	(95)	3,332
Long-term debt	2,115	(46)	2,069	2,098	(36)	2,062
Other liabilities	80	(1)	79	59	(1)	58
Deferred income tax liabilities	618	(34)	584	637	(51)	586
Cash and cash equivalents	726	(68)	658	1,346	(59)	1,287

„ IMPACT OF IFRS 11 ON CASH FLOWS

2012
Decrease in cash provided by operating activities	(64)
Decrease in cash used in investing activities	36
Increase in cash provided by financing activities	19

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 107

4. BUSINESS ACQUISITIONS

VITERRA INC.

We completed the acquisition of 100 percent of certain Canadian and Australian agri-products assets of Viterra Inc. (“Viterra”) from Glencore International plc (“Glencore”) on October 1, 2013. The acquired assets form part of our Retail business unit and include over 200 farm centers in Canada as well as distribution assets in Australia. Benefits of the acquisition include expansion of geographical coverage for the sale of crop inputs in Canada and Australia, acquisition of a significant customer base and talented workforce and synergies between Agrium and Viterra, including cost saving opportunities.

We have engaged independent valuation experts to assist us in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. Our purchase price allocation is not final because we are continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition.

We have recorded a purchase gain for the excess of the provisional estimated fair value of the acquired net assets over the purchase price. Before recording our provisional estimates of fair values and concluding that a purchase gain was appropriate, we completed a rigorous reassessment of whether we had correctly identified all of the assets acquired and liabilities assumed to determine if we should have recognized any additional assets or liabilities. We also reviewed IFRS 3 Business Combinations before determining that our procedures were appropriate in determining our provisional measurement of identifiable assets acquired and liabilities assumed at the acquisition date. We concluded that our measurements appropriately reflected consideration of all available information at the acquisition date, and accordingly we believe that the purchase gain is appropriate considering the nature and circumstances of the acquisition. Such circumstances included: (a) Glencore’s desire to have us as a strategic partner in their bid for Viterra in competition with other bidders; (b) Glencore’s intention to divest assets that were not strategic to its operations on favorable terms to us compared to other bidders because of our immediate and direct ability to integrate, control, manage and obtain synergies from the acquired assets in Canada within our unique vertically integrated operating strategy; and (c) the 18-month period from initial execution of the acquisition agreement on March 19, 2012 until closing, during which we were entitled to an amount equal to cumulative contingent operating cash flows, reducing our consideration paid by $268-million.

Acquisition costs in 2013 of $13-million are included in other expenses (2012 – $4-million).

„ PROVISIONAL ESTIMATE OF FAIR VALUES OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

October 1, 2013
Accounts receivable (a)	123
Inventories	405
Other current assets	30
Property, plant and equipment	286
Intangibles (b)	148
Other non-current assets	3
Accounts payable	(153)
Provisions (c)	(42)
Deferred income tax liabilities	(58)
Net assets acquired	742
Cash purchase price (d)	485
Purchase gain	257

(a)	Includes gross contractual trade accounts receivable of $124-million, of which $1-million are considered to be uncollectible.
(b)	Intangibles include customer relationships of $85-million and trademarks and proprietary and other technology, including seed research and development technology, of $63-million. Acquired customer relationships have an estimated useful life of seven years. Acquired proprietary technology has an estimated useful life of 10 years.
(c)	Includes provisions for litigation, post-employment benefits, asset retirement obligations and environmental remediation. Asset retirement and environmental remediation are for site restoration at farm center locations in Canada. Although amounts and timing are uncertain because the closing dates of the farm centers are unknown, we estimate that we will incur the expenditures in the next 40 years. We are unable to estimate the timing of settlement of litigation as the majority of the matters are in the early stages.
(d)	Net of cash acquired of $121-million.

PAGE 108 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

„ VALUATION TECHNIQUES UTILIZED FOR CLASSES OF NON-CURRENT ASSETS ACQUIRED

Asset	Fair value technique	Description of approach
Customer relationships	Income approach – Multi-period excess earnings method	Present value of net cash flows estimated to be generated by the relationships, adjusted for cash flows attributed to contributory assets
Proprietary and other technology	Income approach – Excess margin method	Current cost of a similar new item
Land	Market comparison	Observed market prices for sales of similar property
Buildings	Depreciated replacement cost	Estimated cost of a new asset of similar capacity adjusted for depreciation and obsolescence
Equipment	Market comparison; depreciated replacement cost	Observed market prices for sales of similar equipment; cost approach as above

„ SUMMARY RESULTS OF OPERATIONS OF ACQUIRED OPERATIONS OF VITERRA (a)

October 1 – December 31, 2013
Sales (b)	276
Net loss	(20)

(a)	Results of acquired operations included in our consolidated statements of operations for the period from the date of acquisition to December 31, 2013.
(b)	If the acquisition had occurred on January 1, 2013, we estimate that our consolidated sales revenue for the year ended December 31, 2013 would have been $1,903-million. We are not able to calculate what consolidated net earnings would have been for the year ended December 31, 2013 as we do not have access to disaggregated financial and operating information including gross margins and expenses before the acquisition date necessary to perform the calculation.

5. DISCONTINUED OPERATIONS, ASSETS AND LIABILITIES HELD FOR SALE

AGRIUM ADVANCED TECHNOLOGIES

In December 2013, Agrium’s Board of Directors approved the transition of parts of the AAT business unit, consisting of our ESN and Micronutrient operations to our Wholesale business unit. Management has committed to a plan to sell components of the AAT business unit that we did not transition to Wholesale, and has begun to actively market the assets. We consider that a sale by December 2014 is highly probable. We have classified assets of the operations not transferred to Wholesale as held for sale, and have classified related results of operations as discontinued. We recorded the assets held for sale at fair value less costs of disposal, primarily based on expressions of interest received from potential third-party buyers, less our costs of sale. As we did not base the inputs to this fair value measurement on observable market transactions, we classified the fair value as a Level 3 measurement.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 109

AWB LIMITED

Following the settlement of litigation in December 2013, we received $75-million for an insurance claim related to a division of AWB Limited (“AWB”), that we acquired in 2010 and sold in 2011. We had not previously accrued a receivable for this claim because of the uncertainty of the outcome of the litigation. We incurred an additional $22-million of legal fees and additional settlements in 2013 relating to the sold division of AWB.

„ CONDENSED INFORMATION OF DISCONTINUED OPERATIONS

	2013	2012
Operating information
Discontinued operations of assets held for sale
Sales	307	308
Expenses	320	338
Loss before income taxes	(13)	(30)
Income tax recovery	(3)	(12)
Loss before measurement of assets held for sale	(10)	(18)
Loss on measurement of assets held for sale	(63)	—
Income tax recovery on loss on measurement of assets held for sale	(3)	—
Loss on discontinued operations of assets held for sale before the undernoted	(70)	(18)
Recovery on settlement of litigation	(75)	—
Legal fees and provisions	22	—
Net loss from discontinued operations	(17)	(18)
Cash (used in)
Operating activities	(52)	(15)
	(52)	(15)

„ BALANCE SHEET INFORMATION

December 31,
2013
Accounts receivable	65
Inventories	81
Property, plant and equipment	26
Intangibles	28
Deferred income tax assets	2
Assets held for sale	202
Accounts payable	41
Income taxes payable	2
Other provisions	1
Liabilities held for sale	44

PAGE 110 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

6. EXPENSES

We present expenses in our statements of operations by function. IFRS requires us to also provide information about expenses by nature.

„ EXPENSES BY NATURE

	2013	2012
(Increase) decrease in finished goods inventory	(75)	5
Purchased and produced raw materials and product for resale	12,397	12,081
Rebates	(942)	(867)
Freight and distribution	330	274
Short-term employee benefits (a)	1,398	1,261
Post-employment benefits (b)	65	58
Share-based payments (c)	(7)	108
Depreciation of property, plant and equipment	373	303
Amortization of intangibles	95	85
Other depreciation and amortization	4	25
Operating leases	225	215
Other	296	293
	14,159	13,841
Classified as:
Cost of product sold	11,954	11,716
Selling	1,876	1,697
General and administrative	329	428
	14,159	13,841

Compensation of key management personnel included in the above:

(a)	2013 – $16-million (2012 – $13-million)
(b)	2013 – $3-million (2012 – $4-million)
(c)	2013 – $(5)-million (2012 – $60-million)

„ OTHER EXPENSES

	2013	2012
Realized (gain) loss on derivative financial instruments	(1)	24
Unrealized gain on derivative financial instruments	(15)	(17)
Interest income	(76)	(91)
Foreign exchange loss	43	23
Environmental remediation and asset retirement obligations	7	80
Bad debts	9	22
Potash profit and capital tax	21	16
Other	55	1
	43	58

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 111

7. FINANCE COSTS

„ FINANCE COSTS RELATED TO LONG-TERM DEBT

	2013	2012
Gross finance costs related to long-term debt	151	115
Less: Capitalized borrowing costs	61	26
	90	89

Capitalized borrowing costs primarily relate to our Vanscoy potash expansion, capitalized at a rate of 5 percent (2012 – 5 percent).

„ OTHER FINANCE COSTS

	2013	2012
Accretion of environmental remediation and asset retirement obligations	11	12
Other interest expense	55	29
	66	41

8. INCOME TAXES

„ COMPONENTS OF INCOME TAXES

	2013	2012
Current income taxes	505	587
Deferred income taxes – origination and reversal of temporary differences	(111)	(17)
	394	570

„ RECONCILIATION OF STATUTORY TAX RATE TO EFFECTIVE TAX RATE

	2013	2012
Earnings before income taxes
Canada	789	1,060
Foreign	685	1,026
	1,474	2,086
Statutory rate (%)	26	26
Income taxes at statutory rate	378	536
Purchase gain	(68)	—
Goodwill impairment	66	—
Foreign currency (losses) gains relating to Canadian operations	(20)	5
Differences in foreign tax rates	42	49
Earnings from associates and joint ventures	(14)	(23)
Other	10	3
Income taxes	394	570
Current
Canada	138	253
Foreign	367	334
	505	587
Deferred
Canada	(28)	—
Foreign	(83)	(17)
	(111)	(17)
	394	570

PAGE 112 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

„ COMPONENTS OF DEFERRED INCOME TAXES

	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2013	2012	2013	2012	2013	2012
Receivables, inventories and accrued liabilities	(138)	(59)	(71)	13	(8)	(2)
Property, plant and equipment	457	386	64	86	7	55
Intangibles	173	167	(29)	(20)	35	—
Asset retirement and environmental remediation	(156)	(160)	4	(8)	—	(53)
Deferred partnership income	187	262	(60)	(69)	(15)	8
Loss carry-forwards (a)	(66)	(69)	(11)	(27)	14	(1)
Other	(2)	(13)	(8)	8	19	—
Net deferred income tax liabilities (assets)	455	514	(111)	(17)	52	7
Deferred income tax assets	(75)	(70)
Deferred income tax liabilities	530	584
Net deferred income tax liabilities	455	514

(a)	Unused tax losses of $58-million (2012 – $41-million) expiring through 2033 (2012 – expiring through 2032) have not been recognized in the financial statements. We have recognized unused tax losses of $51-million (2012 – $55-million) as our forecasts predict that we will earn future taxable income in that tax jurisdiction in 2014 and following years, and the tax losses do not expire under current tax legislation.

9. EARNINGS PER SHARE

„ ATTRIBUTABLE TO EQUITY HOLDERS OF AGRIUM

	2013	2012
Numerator
Net earnings from continuing operations	1,079	1,512
Net loss from discontinued operations	(17)	(18)
Net earnings	1,062	1,494
Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	148	156

10. CASH FLOW INFORMATION

„ CASH AND CASH EQUIVALENTS

	December 31,
	2013	2012
Cash	763	577
Short-term investments	38	81
	801	658

„ NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	2013	2012
Accounts receivable	166	(198)
Inventories	46	(98)
Prepaid expenses and deposits	(34)	(116)
Other current assets	25	(5)
Accounts payable	333	279
	536	(138)

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 113

11. ACCOUNTS RECEIVABLE

	December 31,
	2013	2012
Trade accounts	1,948	2,164
Allowance for doubtful accounts	(78)	(72)
Rebates and other non-trade accounts	203	102
Derivative financial instruments	1	8
Other taxes	31	22
	2,105	2,224

12. INVENTORIES

	December 31,
	2013	2012
Raw materials	409	408
Finished goods	419	344
Product for resale	2,585	2,342
	3,413	3,094

13. PROPERTY, PLANT AND EQUIPMENT

December 31, 2013	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2012	114	1,170	3,408	1,269	148	6,109
Additions	4	82	207	1,558	22	1,873
Acquisitions	30	100	202	8	—	340
Disposals	(2)	(42)	(145)	—	(12)	(201)
Other adjustments (a)	(4)	38	140	(267)	4	(89)
Foreign currency translation	(2)	(35)	(162)	(108)	(5)	(312)
December 31, 2013	140	1,313	3,650	2,460	157	7,720
Accumulated depreciation
December 31, 2012	—	(484)	(2,078)	—	(63)	(2,625)
Depreciation	—	(91)	(284)	—	(9)	(384)
Disposals	—	34	63	—	12	109
Other adjustments (a)	—	8	18	—	—	26
Foreign currency translation	—	16	95	—	3	114
December 31, 2013	—	(517)	(2,186)	—	(57)	(2,760)
Net book value	140	796	1,464	2,460	100	4,960

(a)	Includes assets classified as held for sale with a net book value of $26-million.

PAGE 114 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

December 31, 2012	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2011	108	922	2,912	614	104	4,660
Additions	4	206	406	726	39	1,381
Acquisitions	2	26	17	33	—	78
Disposals	(1)	(6)	(55)	(1)	(1)	(64)
Other adjustments	—	14	84	(119)	4	(17)
Foreign currency translation	1	8	44	16	2	71
December 31, 2012	114	1,170	3,408	1,269	148	6,109
Accumulated depreciation
December 31, 2011	—	(411)	(1,859)	—	(55)	(2,325)
Depreciation	—	(70)	(233)	—	(7)	(310)
Disposals	—	2	42	—	—	44
Foreign currency translation	—	(5)	(28)	—	(1)	(34)
December 31, 2012	—	(484)	(2,078)	—	(63)	(2,625)
Net book value	114	686	1,330	1,269	85	3,484

„ DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

	2013	2012
Cost of product sold	198	173
Selling	141	106
General and administrative	34	24
	373	303
Depreciation recorded in inventory	19	15

„ TURNAROUND COSTS INCLUDED IN MACHINERY AND EQUIPMENT

	2013	2012
Cost
Balance, beginning of year	113	112
Additions	83	43
Retirements	(16)	(42)
Balance, end of year	180	113
Accumulated depreciation
Balance, beginning of year	(42)	(63)
Depreciation	(35)	(21)
Retirements	16	42
Balance, end of year	(61)	(42)
Net book value	119	71

Turnaround costs include replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts, assessment of production equipment, replacement of aged catalysts, new installation or recalibration of measurement and control devices and other costs. We capitalize turnaround costs only if they meet the capitalization criteria described in note 28 (j).

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 115

14. INTANGIBLES AND GOODWILL

December 31, 2013	Trade names (a)	Customer relationships (b)	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2012	57	667	99	175	998	2,349
Additions	—	—	35	2	37	—
Acquisitions	—	115	62	45	222	3
Disposals	—	—	(1)	(14)	(15)	—
Other adjustments (c)	(23)	(40)	(23)	(2)	(88)	(115)
Foreign currency translation	(4)	(12)	(10)	(1)	(27)	(60)
December 31, 2013	30	730	162	205	1,127	2,177
Accumulated amortization and impairment losses
December 31, 2012	(12)	(209)	(57)	(84)	(362)	—
Amortization	(2)	(59)	(16)	(25)	(102)	—
Impairment losses	—	—	—	—	—	(220)
Disposals	—	—	1	11	12	—
Other adjustments (c)	9	24	18	1	52	—
Foreign currency translation	2	3	6	—	11	1
December 31, 2013	(3)	(241)	(48)	(97)	(389)	(219)
Net book value	27	489	114	108	738	1,958

(a)	Trade names with a net book value of $22-million (December 31, 2012 – $39-million) have indefinite useful lives for accounting purposes.
(b)	The remaining amortization period of customer relationships at December 31, 2013 is approximately 10 years.
(c)	Includes assets classified as held for sale with a net book value of $91-million.

December 31, 2012	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2011	56	653	78	160	947	2,277
Additions	—	—	19	—	19	—
Acquisitions	—	18	—	15	33	71
Other adjustments	—	(7)	—	—	(7)	(4)
Foreign currency translation	1	3	2	—	6	5
December 31, 2012	57	667	99	175	998	2,349
Accumulated amortization and impairment losses
December 31, 2011	(9)	(158)	(37)	(65)	(269)	—
Amortization	(2)	(52)	(19)	(19)	(92)	—
Other adjustments	—	1	—	—	1	—
Foreign currency translation	(1)	—	(1)	—	(2)	—
December 31, 2012	(12)	(209)	(57)	(84)	(362)	—
Net book value	45	458	42	91	636	2,349

„ AMORTIZATION OF FINITE-LIVED INTANGIBLES

	2013	2012
Cost of product sold	3	4
Selling	81	63
General and administrative	11	18
	95	85

PAGE 116 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

GOODWILL IMPAIRMENT TESTING

We have allocated substantially all of our goodwill to two groups of CGUs: Retail – North America and Retail – Australia. We base the calculated recoverable amount on fair value less costs of disposal, which was greater than value in use. Fair value less costs of disposal is a Level 3 measurement.

In calculating the recoverable amount, we adjust discount rates for each group of CGUs for the risk associated with achieving our forecasts and for the currency in which the cash flows are generated.

The assumptions and other factors that have the greatest influence on our calculation of the recoverable amounts are:

•	Discount rate, based on a capital asset pricing model using observable market data inputs;

•	Long-term growth rate, which does not exceed the long-term projected growth rates for the relevant markets;

•	Earnings before finance costs, income taxes, depreciation and amortization, which is primarily driven by:

•	Sales growth rates, based on results over the past five years and our internal forecasts for the next five years;

•	Crop input price benchmarks, based on internal and external market information;

•	Profit margins, based on past experience and adjusted for expected changes; and

•	Operating costs as a percentage of gross profit.

•	Capital expenditures;

•	The interrelationships between sales, cost of product sold and working capital; and

•	Achievement of cost savings from acquisitions.

„ RETAIL – AUSTRALIA DETAILS OF IMPAIRMENT TESTING

Retail – Australia
Pre-tax discount rate (%)	11.0
Terminal growth rate per annum (%)	2.0
Goodwill allocated before impairment	370
Change that would result in carrying value equal to recoverable amount (a)
Increase in pre-tax discount rate (%)	N/A
Decrease in long-term growth rate (%)	N/A
Decrease in forecasted EBITDA growth over forecast period (%) (b)	N/A

(a)	After reducing carrying value by impairment.
(b)	Earnings from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”).

RETAIL – AUSTRALIA

Based on our annual impairment test, we recorded an impairment charge of $220-million, resulting in a reduced carrying amount for Retail – Australia of $677-million. The impairment charge is a result of reduced expectations for sales, gross margins and long-term growth in our Retail operations in Australia. During 2013, operating results in Australia were mixed, with nutrient sales in the second quarter increasing over 2012 and sales of cattle, wool and other merchandise not meeting expectations in the first and second quarters, but improving in the third quarter. We attributed the unfavorable results to extreme drought conditions and other competitive pressures in Australia that we expected to improve in the near future, and not as long-term indicators of market or performance deterioration or indicators of impairment. In the third quarter, following a senior management change, we began preparation of new five-year operating forecasts, which we finalized in December. The forecasts reflect management’s expectations that results in 2014 and subsequent years would not recover to previously anticipated levels as a result of lower expected nutrient sales, lower cattle prices and higher operating costs. Management also determined that Retail – Australia would experience delays in fully realizing the AUD $40-million in synergies announced when Agrium acquired the operations. Accordingly, calculations of the recoverable amount for impairment testing purposes for the five-year forecast period reflect reduced projected sales and earnings and a long-term sales growth rate of 2 percent, reduced from 2.5 percent in previous calculations. We reported the impairment charge in the statements of operations.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 117

AGRIUM ADVANCED TECHNOLOGIES

We completed our impairment test of goodwill allocated to our AAT cash generating unit in the fourth quarter of 2013. Our impairment test calculated recoverable amount as value in use, which was greater than fair value less costs of disposal, based on forecasts in our annual five-year plan, using a pre-tax discount rate of 12 percent. The test did not indicate impairment of goodwill. Results of AAT in the first three quarters of 2013 showed increased sales, with earnings consistent with 2012. However as described in note 5, in December of 2013, management and Agrium’s Board of Directors committed to a plan to transition parts of AAT to our Wholesale business unit, and to sell the remaining components. At the date of classification as discontinued operations, we estimated the fair value less costs of disposal of the components that we plan to sell. Based on internal estimates and expressions of interest from potential third-party buyers, fair value less costs of disposal was less than carrying value at the date that we decided to sell the components. Accordingly, we have reduced goodwill by $56-million and the remaining assets by $7-million. We reported this impairment charge in discontinued operations.

OTHER

Our annual impairment tests of goodwill allocated to other groups of CGUs during 2013 determined that impairment did not exist. At December 31, 2013, the carrying value of goodwill allocated to other groups of CGUs was Retail – North America ($1,770-million), Retail – South America ($13-million) and Wholesale – Product Purchased for Resale – Europe ($24-million). Key inputs to our test of Retail – North America included a pre-tax discount rate of 11.8 percent and a terminal growth rate per annum of 2.5 percent. We do not believe that a reasonably possible change in any assumptions used in our calculation of the recoverable amount of Retail – North America would result in a recoverable amount being equal to the carrying amount.

Effective January 1, 2013, we changed the date of our annual goodwill impairment test from our third quarter annually to our fourth quarter, to correspond to our annual budgeting cycle.

15. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

„ INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	December 31,
	2013	2012
Investments in associates	367	382
Investments in joint ventures	272	245
	639	627

A) ASSOCIATES

„ INVESTMENTS IN ASSOCIATES

				December 31,
	Reporting period	Interest (%)	Location	2013	2012
Misr Fertilizers Production Company S.A.E. (“MOPCO”), a private nitrogen producer	September 30	26	Egypt	289	272
Advanced Microbial Solutions, L.L.C., a private crop nutrient producer	November 30	30	U.S.	31	30
Other				47	80
				367	382

MOPCO has begun an expansion of its nitrogen production facility in Egypt. As Egypt has been subject to political instability and civil unrest, a risk exists that these conditions may prohibit MOPCO from completing the expansion. Along with restrictions due to MOPCO’s use of capital for the expansion, these conditions could restrict our ability to obtain dividends from MOPCO.

We have representation on MOPCO’s board of directors as well as employees who participate in management decision-making and, accordingly, we maintain significant influence on MOPCO. We record our share of the earnings of MOPCO on a one-quarter lag because financial statements of MOPCO are not available on the date of issuance of our financial statements.

PAGE 118 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

„ SUMMARIZED FINANCIAL INFORMATION OF MOPCO

	December 31,
	2013	2012
Current assets	142	206
Non-current assets	1,673	1,654
	1,815	1,860
Current liabilities	116	174
Non-current liabilities	826	889
	942	1,063
Net assets of MOPCO	873	797
Proportionate ownership interest in MOPCO	227	207
Unamortized purchase price adjustment	62	65
Carrying amount of interest in MOPCO	289	272

	2013	2012
Sales	258	68
Net earnings	78	18
Total comprehensive income	78	18
Proportionate share of MOPCO income	20	5
Purchase price adjustment amortization	(3)	(3)
Earnings from MOPCO	17	2
Dividends received from MOPCO	—	9

„ AGGREGATE INFORMATION FOR ASSOCIATES THAT ARE NOT INDIVIDUALLY MATERIAL

	2013	2012
Share of net earnings	8	11
Share of other comprehensive loss	(4)	(3)
Share of total comprehensive income	4	8

We own a one-third interest in Canpotex Limited, which exports the portion of our produced potash that is sold outside of Canada and the United States. Canpotex is an industry association owned equally by us and two other producers of potash in Canada. We have significant influence through our ability to appoint directors to the board of Canpotex. We account for our investment based on our economic interest of approximately 9 percent, which is our allocation of production capacity among the members of the association.

We are contractually obligated to reimburse Canpotex for our 9 percent share of any operating losses or other liabilities incurred by Canpotex. We believe that the probability of conditions arising that would trigger this guarantee is remote. Reimbursements, if any, are made from reductions of our cash receipts from Canpotex.

B) JOINT VENTURES

„ INVESTMENTS IN JOINT VENTURES

					December 31,
	Reporting period	Interest	(%)	Location	2013	2012
Profertil	December 31	50		Argentina	268	241
Other					4	4
					272	245

We have a 50 percent ownership interest in Profertil S.A. (a joint venture with YPF S.A. (“YPF”)), a corporation based in Argentina. Profertil is a producer and wholesale distributor of nitrogen crop nutrients. A contractual agreement between Agrium and YPF establishes joint control over Profertil and provides us with 50 percent of the voting rights. The Central Bank of Argentina has imposed restrictions on allowing U.S. dollar funds to leave Argentina in the form of dividends or loan payments. Profertil has declared dividends to us of $97-million that we have loaned back to the joint venture. The loans bear interest at 5.6 percent and are unsecured; $80-million is due in 2014, and $17-million is due in 2016. We collected $23-million of dividends during 2013 and expect to collect the loaned amount through contributions to the joint venture for capital projects and through repayment of loans of other operating entities in Argentina.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 119

„ SUMMARIZED FINANCIAL INFORMATION OF PROFERTIL

	December 31,		January 1,
	2013	2012	2012
Current assets (a)	302	322	293
Non-current assets	545	436	394
	847	758	687
Current liabilities (b)	334	267	179
Non-current liabilities (c)	181	160	167
	515	427	346
Net assets of Profertil	332	331	341
Proportion of ownership interest in Profertil	166	166	171
Elimination of unrealized profit	(1)	(3)	(3)
Loans and accrued interest	102	80	—
Other	1	(2)	(3)
Carrying amount of interest in Profertil	268	241	165

(a)	Includes cash and cash equivalents of $138-million (December 31, 2012 – $136-million, January 1, 2012 – $118-million).
(b)	Includes current financial liabilities (excluding trade and other payables and provisions) of $108-million (December 31, 2012 – $19-million, January 1, 2012 – $78-million).
(c)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of $89-million (December 31, 2012 – $91-million, January 1, 2012 – $69-million).

	2013	2012
Sales	561	685
Depreciation and amortization	32	27
Interest income	1	2
Interest expense	2	8
Income taxes	73	74
Net earnings	85	153
Total comprehensive income	85	153
Proportionate share of Profertil income	43	77
Earnings from Profertil	43	77
Dividends received from Profertil	23	—

Summarized financial information of associates and joint ventures represents amounts that investees have recorded in their financial statements, adjusted for any fair value adjustments at acquisition and for differences in accounting policies.

C) TRANSACTIONS WITH ASSOCIATES, JOINT VENTURES AND CO-VENTURERS

	2013	2012
For the year ended December 31
Purchases from Profertil	78	92
Sales to Canpotex	236	258
Purchases from MOPCO	46	3
As at December 31
Amounts owed to Profertil	17	18

PAGE 120 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

16. OTHER ASSETS

„ OTHER CURRENT ASSETS

	December 31,
	2013	2012
Other financial assets
Marketable securities (a)	104	—
	104	—

„ OTHER ASSETS

	December 31,
	2013	2012
Other financial assets
Investments	12	40
Receivables (b)	62	18
	74	58
Other non-financial assets	25	41
	99	99

(a)	Comprised primarily of U.S. equities (13 percent), U.S. Government debt (27 percent), U.S. Corporate debt (30 percent), and Canadian Corporate debt (22 percent). All securities are rated as investment grade or higher and are capable of liquidation within five trading days.
(b)	Unsecured term loan receivable bearing interest at 3.4 percent per annum, repayable $11-million annually until 2020.

17. DEBT

			December 31, 2013	December 31, 2012
	Maturity	Rate (%)(a)	Utilized	Utilized
Short-term debt
Commercial paper (b)	2014	0.33	503	—
Credit facilities (c)(d)	—	3.05	261	1,314
			764	1,314
Long-term debt
Floating rate bank loans	2014 – 2015		62	106
Floating rate bank loans	—		—	460
7.7% debentures (f)	2017		100	100
6.75% debentures (f)	2019		500	500
3.15% debentures (f)	2022		500	500
3.5% debentures (e)(f)	2023		500	—
7.8% debentures (f)	2027		125	125
7.125% debentures (f)	2036		300	300
6.125% debentures (f)	2041		500	500
4.9% debentures (e)(f)	2043		500	—
Other			73	21
			3,160	2,612
Unamortized transaction costs			(36)	(25)
Current portion of long-term debt			(58)	(518)
			3,066	2,069

(a)	Weighted average rates at December 31, 2013.
(b)	In December 2013, we entered into a $1-billion U.S. dollar-denominated commercial paper program.
(c)	Short-term debt is unsecured and consists of U.S. dollar-denominated debt of $52-million, euro-denominated debt of $180-million and other debt of $29-million (2012 – $1,107-million, $192-million and $15-million, respectively).
(d)	In April 2013, we increased the total capacity available on our multi-jurisdictional revolving credit facility from $1.6-billion to $2.5-billion and extended the term by one year to 2017.
(e)	During 2013 we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.
(f)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 121

„ SHORT-TERM DEBT AVAILABLE AND UNUTILIZED CREDIT FACILITIES

December 31,
2013
Multi-jurisdictional facility	2,500
European facilities	364
South American facilities	132
2,996
Short-term debt drawn	(764)
Letters of credit issued under the multi-jurisdictional facility	(35)
Debt capacity available	2,197

During 2013, we entered into letter of credit facilities amounting to $200-million. Issuance of letters of credit of $53-million at December 31, 2013 under these facilities does not reduce our available credit under our multi-jurisdictional facilities.

18. ACCOUNTS PAYABLE

	December 31,
	2013	2012
Trade	1,418	1,224
Customer prepayments	1,420	1,104
Accrued liabilities	838	827
Other taxes	33	24
Accrued interest	48	45
Dividends	108	75
Derivative financial instruments	2	19
Share-based payments	118	161
	3,985	3,479

19. POST-EMPLOYMENT BENEFITS

	December 31,
	2013	2012
Defined benefit pension plan obligations	66	107
Other post-employment benefit plan obligations	69	77
	135	184

We sponsor post-employment pension and medical plans subject to broadly similar regulatory frameworks in Canada and the United States. For funded plans, we contribute to trustee-administered plans that are legally separate from Agrium. Regulations in each country govern the administration of assets that we hold in trust for the plans. We are responsible for governance, which includes oversight of all aspects of the plans, including investment and contribution decisions. Our pension committee assists in managing the plans, including the appointment of independent trustees, actuaries and investment professionals. Fewer than 15 percent of our employees are members of defined benefit pension plans.

Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. We engage a qualified actuary to perform calculations of our net benefit obligations using the projected unit credit method.

Post-employment benefit plans expose us to actuarial risks such as longevity risk, interest rate risk and market (investment) risk.

We fund the cost of the registered and qualified defined benefit pension plans based on minimum statutory requirements. Our contributions include the cost of any current year accrual and any amortized payments relating to past service. We have the right to increase contributions beyond the minimum requirement. We do not fund the majority of pension obligations for executive plans. Employees cannot contribute to the defined benefit pension plans.

The estimated aggregate expected contribution to fund our defined benefit plans for 2014 is $10-million.

PAGE 122 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

„ CONTINUITY OF OBLIGATIONS

	Defined benefit pension plans		Other post-employment benefit plans
	2013	2012	2013	2012
Change in defined benefit obligations
Balance, beginning of year	302	272	77	79
Obligations associated with acquisitions	44	—	—	—
Foreign currency translation on Canadian obligations	(12)	3	(4)	1
Employee contributions	—	—	1	1
Interest cost	12	12	3	3
Service cost	8	8	3	3
Past service cost	—	1	—	—
Actuarial loss arising from liability experience loss adjustments	5	3	—	2
Actuarial loss arising from changes in demographic assumptions	7	—	2	—
Actuarial (gain) loss arising from changes in financial assumptions	(31)	15	(10)	(9)
Benefits paid	(11)	(12)	(3)	(3)
Balance, end of year	324	302	69	77
Arising from:
Funded plans	272	256	—	—
Unfunded plans	52	46	69	77
	324	302	69	77
Change in plan assets
Fair value, beginning of year	195	159	—	—
Assets associated with acquisitions	43	—	—	—
Foreign currency translation on Canadian assets	(7)	3	—	—
Return on plan assets – interest	8	10	—	—
Return on plan assets – excluding interest	18	4	—	—
Employer contributions	13	31	—	2
Employee contributions	—	—	1	1
Benefits paid	(12)	(12)	(1)	(3)
Fair value, end of year	258	195	—	—
Unfunded status and provision for post-employment benefits	66	107	69	77
Present value of defined benefit obligation	393	379
Fair value of plan assets	258	195
Deficit in the plans	135	184

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 123

„ ACTUARIAL CALCULATIONS OF EXPENSE

	2013	2012
Defined benefit pension plans
Service cost for benefits earned during the year	8	8
Past service cost	—	1
Interest cost on accrued benefit obligations	5	5
Expected return on plan assets	(1)	(3)
Net amortization and deferral	2	1
Net expense	14	12
Other post-employment benefit plans
Service cost for benefits earned during the year	3	3
Interest cost on accrued benefit obligations	3	3
Net expense	6	6
Defined contribution pension plans	56	51
Total expense	76	69

„ EXPENSE LINE ITEMS

	2013	2012
Cost of product sold	39	37
General and administrative	26	21
Other expenses	6	6
Other finance costs	5	5
	76	69

„ ACTUARIAL LOSS RECOGNIZED IN OTHER COMPREHENSIVE INCOME

	2013	2012
Cumulative balance, beginning of year	87	80
Amounts recognized during the year	(45)	7
Cumulative balance, end of year	42	87

ASSUMPTIONS AND SENSITIVITIES

„ ACTUARIAL ASSUMPTIONS (PERCENT)

	Future benefits obligation		Future benefits expense
(expressed as weighted averages)	2013	2012	2013	2012
Defined benefit pension plans
Discount rate	5	4	4	4
Expected long-term rate of return on assets	N/A	N/A	10	6
Rate of increase in compensation levels	4	4	4	4
Other post-employment benefit plans
Discount rate	5	4	4	4

We base the rate used to discount liabilities on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the currency, timing and amount of the plans’ expected cash flows.

We base the expected long-term rate of return on assets on long-term expectations of inflation, along with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plans. We base expectations of real returns and inflation on a combination of current market conditions, historical capital market data and future expectations.

„ ASSUMED AND ULTIMATE HEALTH CARE COST TREND RATES

	2013	2012
Health care cost trend rate assumed for the next fiscal year (%)	7	7
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2018	2018

PAGE 124 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

„ MORTALITY ASSUMPTIONS PER LATEST AVAILABLE STANDARD MORTALITY TABLES

	2013	2012
Average life expectancy – currently aged 65 years (2012 – 60 years)
Male	21	24
Female	23	27

We base assumptions about life expectancy on actuarial mortality tables published in Canada and the United States.

„ SENSITIVITY ANALYSIS

	Defined benefit obligation
	Increase	Decrease
Discount rate – impact of 1% movement	(51)	60
Health care cost trend rate – impact of 1% movement	10	(8)
Longevity – impact of one year increase in life expectancy	10	N/A
Per capita claims cost – impact of 1% movement	1	(1)

„ DURATION OF BENEFIT OBLIGATION (YEARS)

	2013	2012
Active members	17	17
Retired members	10	10
Average duration of the benefit obligation	13	13

ASSET ALLOCATION AND INVESTMENT STRATEGY

Our investment objective for our defined benefit plans is to maximize long-term return on plan assets using a mix of equities and fixed income investments while managing an appropriate level of risk. It is our policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. We may use derivative financial instruments to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure and reduce risk. We do not use derivative financial instruments to create exposures to securities that would otherwise not be permitted under our investment policy.

„ DEFINED BENEFIT PLANS – ASSET ALLOCATION

	Target allocation	Plan assets
Asset categories (percent)	2014	2013	2012
Equity securities	60
Canadian equity funds		21	16
U.S. equity funds		23	26
International equity funds		12	16
Emerging market equity funds		3	4
Debt securities	40
Canadian debt securities		28	23
U.S. debt securities		11	14
Cash and other	—	2	1

„ DEFINED BENEFIT PLANS – EFFECTIVE DATE OF MOST RECENT VALUATION FOR FUNDING PURPOSES

	Current effective date	Next required date
Canadian plans	December 31, 2011	December 31, 2014 and December 31, 2013
U.S. plans	January 1, 2013	January 1, 2014

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 125

20. OTHER PROVISIONS

December 31, 2013	Environmental remediation (a)	Asset retirement (b)	Litigation	Total
December 31, 2012	170	322	29	521
Additional provisions or changes in estimates (note 25)	16	(8)	26	34
Acquisitions	10	8	22	40
Draw-downs	(20)	(6)	(16)	(42)
Reversals	(8)	—	(2)	(10)
Accretion	2	9	—	11
Foreign currency translation	(5)	(11)	—	(16)
December 31, 2013	165	314	59	538
Current portion	34	19	59	112
Non-current portion	131	295	—	426
	165	314	59	538

(a)	We estimate that our environmental remediation liabilities will be settled between 2014 and 2038. Obligations are estimated using discount rates ranging from 0.65 percent to 4.50 percent (2012 – 0.65 percent to 4.55 percent). No individual environmental remediation provision is material. Environmental remediation provisions include $34-million for our Idaho phosphate mining and processing sites.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. Expenditures for the obligations are expected to occur over the next 30 years with the exception of those for our potash operations, which are expected to occur after 100 years. Timing of expenditures is dependent on a number of factors, such as the life and nature of the asset, legal requirements and technology. Obligations are estimated using discount rates ranging from 1.57 percent to 4.55 percent (2012 – 1.57 percent to 4.55 percent). Provisions include $148-million for our Idaho phosphate mining and processing sites. No other site provision is material.

21. OTHER LIABILITIES

	December 31,
	2013	2012
Other financial liabilities
Other	24	36
Other non-financial liabilities
Share-based payments	35	43
	59	79

22. SHARE-BASED PAYMENTS

„ PLAN FEATURES

Plan	Eligibility	Granted	Vesting period	Term	Settlement
Stock Options and Tandem Stock Appreciation Rights (“TSARs”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares at holder’s discretion

Stock Appreciation Rights (“SARs”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On the third anniversary of the grant date	N/A	Cash

Director Deferred Share Units (“DSUs”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on Director’s departure from the Board

Cash settlement of TSARs and SARs allows a holder to choose to receive the price of our shares on the NYSE on the date of exercise in excess of the exercise price of the right. Each PSU confers a right to receive a cash payment of the fair market value of a common share of Agrium at the vesting date. Holders of all forms of share-based payments are entitled to the value of dividends paid on common shares in the form of additional rights or units. Our Board of Directors has the discretion to accelerate vesting on the retirement, termination, death or disability of an optionee or on a change in ownership or control of Agrium.

PAGE 126 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

A) STOCK OPTIONS AND TANDEM STOCK APPRECIATION RIGHTS PLAN

„ OPTION AND TSAR ACTIVITY

(number of units in thousands; weighted average price in U.S. dollars)	2013		2012
Options and TSARs	Units	Exercise price	Units	Exercise price
Outstanding, beginning of year	2,146	51.55	2,432	42.16
Granted	396	101.13	258	88.27
Forfeited	(12)	99.41	(278)	36.59
Exercised	(342)	30.05	(266)	17.43
Expired	(5)	84.96	—	—
Outstanding, end of year	2,183	63.56	2,146	51.55
Exercisable, end of year	1,691	54.83	1,533	42.18
Maximum available for future grants, end of year	783		943
Cash received from equity-settled awards		2		7
Tax benefit from equity-settled awards		—		2
Weighted average fair value of granted		32.10		50.70
Weighted average share price at exercise date		100.83		91.46

„ OPTIONS AND TSARS OUTSTANDING

(number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)
At December 31, 2013	Options outstanding			Options exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
less than $15.86	1	73	15.55	73	15.55
$15.87 to $39.56	2	222	24.45	222	24.45
$39.57 to $40.02	3	280	39.73	280	39.73
$40.03 to $61.43	5	378	40.33	377	40.31
$61.44 to $101.13	6	1,230	86.02	739	80.99
	5	2,183	63.56	1,691	54.83

The stock option plan permits the attachment of SARs to all grants of options. We expect that the majority of option holders will elect to exercise their options as a SAR and surrender their options, and therefore receive settlement in cash.

B) STOCK APPRECIATION RIGHTS PLAN

„ SAR ACTIVITY

(number of units in thousands; weighted average price in U.S. dollars)	2013		2012
SARs	Units	Exercise price	Units	Exercise price
Outstanding, beginning of year	383	64.10	504	50.87
Granted	122	101.30	73	88.27
Forfeited	(6)	101.13	(5)	63.19
Exercised	(85)	53.29	(189)	38.24
Expired	(5)	88.48	—	—
Outstanding, end of year	409	76.60	383	64.10
Exercisable, end of year	199	58.52	203	53.74
Weighted average fair value of granted		31.98		49.96
Weighted average share price at exercise date		94.45		95.22

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 127

„ SARS OUTSTANDING

(number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)
At December 31, 2013	SARs outstanding			SARs exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
less than $38.53	2	10	24.56	10	24.56
$38.54 to $40.02	3	39	39.73	39	39.73
$40.03 to $49.02	5	49	40.30	49	40.30
$49.03 to $68.65	6	48	63.11	30	63.08
$68.66 to $103.45	8	263	93.16	71	84.17
	7	409	76.60	199	58.52

C) PERFORMANCE SHARE UNIT PLAN

PSUs vest based on the relative ranking of our average quarterly total shareholder return over a three-year performance cycle, compared to the average quarterly total shareholder return of a peer group of companies over the same period. The number of units that vest ranges from none of the original PSUs granted to 150 percent of the original PSUs granted, depending on our relative performance ranking. We base the value of each PSU granted on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle.

„ PSU ACTIVITY

(number of units in thousands)
	2013	2012
Outstanding, beginning of year	601	672
Granted	237	257
Forfeited	(46)	(12)
Exercised	(163)	(316)
Outstanding, end of year	629	601
Weighted average fair value of granted	62.32	127.10

D) DIRECTOR DEFERRED SHARE UNIT PLANS

Under our DSU plans, Directors can elect to receive a portion or all of their director’s fees in DSUs, whereby DSUs issued are calculated by dividing the director’s fees by the fair market value of our common shares on the date that the fees become payable. The plans also permit grants at the discretion of the Board of Directors.

„ COMPENSATION (RECOVERY) EXPENSE BY PLAN

	2013	2012
Stock options and TSARs	(11)	54
SARs	(3)	13
PSUs	5	33
DSUs	2	8
	(7)	108

E) OTHER INFORMATION

„ LIABILITIES FOR CASH-SETTLED PLANS

	December 31,
	2013	2012
Total fair value liability for cash-settled plans	153	204
Total intrinsic liability for cash-settled plans	119	157

At December 31, 2013, unrecognized compensation expense for unvested awards was $19-million. During 2013, cash of $34-million was used to settle our liability for awards exercised.

PAGE 128 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

VALUATION MODELS

We determine the fair value of TSARs and SARs using a Black-Scholes model, and the fair value of PSUs using a Monte Carlo simulation model, taking into account the terms and conditions upon which the share options were granted. We estimate expected annual volatility taking into consideration historic share price volatility.

„ VALUATION MODEL INPUTS

	December 31,
	2013	2012
Grant price (U.S. dollars)	53.80	41.98
Share price (U.S. dollars)	91.48	99.87
Expected annual volatility (%)	0.30	0.38
Risk-free interest rate (%)	1.07	0.59
Expected annual dividend yield (%)	3.28	1.00
Expected life (years)	4	4
Forfeiture rate (%)	—	—

23. FINANCIAL INSTRUMENTS

A) FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board sets upper limits on the transactional and balance sheet exposures that management can manage, and the time periods over which management is permitted to manage. Our Corporate Financial Risk Committee reviews risk management policies and procedures on an annual basis, and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Exposure Management Policy. The objective of the policy is to reduce volatility in cash flows and earnings. Risks that we manage include:

Item	Affected by	Risk management policies
Sales	Product prices and foreign currency exchange rates	Foreign currency forward and option contracts

Cost of product sold – natural gas and power	Prices of natural gas and power	Natural gas forward, swap and option contracts; power swap contracts

Cost of product sold – product purchased for resale	Prices of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and option contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and option contracts

Interest expense	USD, EUR and AUD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in U.S. dollar-denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk – commodity price risk (natural gas, seed, power and nutrient price risk)	Market prices of natural gas, seed, power and nutrients	Natural gas and seed forward, swap and option contracts; power swap contracts to manage power price risk for up to five years

Market risk – interest rate risk Floating: short-term debt, floating rate long-term debt, cash and cash equivalents	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years; cash management policies
Fixed: long-term debt

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies; master netting arrangements; counterparty credit policies and limits; arrangements with financial institutions

Liquidity risk	Fluctuations in cash flows	Preparing and monitoring detailed forecasts of cash flows; cash management policies; uncommitted, multiple-year credit facilities

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 129

B) MARKET RISK – CURRENCY RISK

„ FOREIGN EXCHANGE DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	December 31,
	2013				2012
Sell/Buy	Notional (millions, buy currency)		Maturities	Fair value of assets (liabilities)	Notional (millions, buy currency)		Maturities	Fair value of assets (liabilities)
Forwards
USD/CAD	CAD	27	2014	—		—	—	—
CAD/USD	USD	375	2014	1	USD	900	2013	4
USD/AUD	AUD	37	2014	(1)	AUD	26	2013	—
Swaps
USD/AUD	AUD	27	2014	(1)		—	—	—
				(1)				4

Balances in non-U.S. dollar subsidiaries generate foreign currency translation gains and losses, which are included in other comprehensive income.

„ BALANCES IN NON-U.S. DOLLAR SUBSIDIARIES

	December 31,
(in U.S. dollar equivalent)	2013			2012
	CAD	EUR	AUD	CAD	EUR	AUD
Cash and cash equivalents	172	13	139	(90)	3	40
Accounts receivable	222	106	415	220	108	434
Advance on acquisition of Viterra Inc.	—	—	—	920	—	—
Short-term debt	(378)	(153)	(31)	(800)	(172)	—
Accounts payable	(1,166)	(84)	(254)	(839)	(46)	(270)
Current portion of other provisions	(44)	—	(25)	(53)	—	(15)
	(1,194)	(118)	244	(642)	(107)	189

„ SENSITIVITY OF FOREIGN CURRENCY TRANSLATION IN OTHER COMPREHENSIVE INCOME TO U.S. DOLLAR CHANGES

	December 31,
	2013			2012
	CAD	EUR	AUD	CAD	EUR	AUD
A $10-million increase requires a strengthening (weakening) against the U.S. dollar (cents)	(1)	(7)	5	(2)	(8)	5
A $10-million decrease requires a strengthening (weakening) against the U.S. dollar (cents)	1	6	(5)	2	6	(5)

„ SENSITIVITY OF NET EARNINGS TO U.S. DOLLAR CHANGES

	December 31,
	2013	2012
Net U.S. dollar-denominated asset balance in Canadian operations	62	1,009
A $10-million impact requires a strengthening or weakening of the U.S. dollar against the Canadian dollar (cents)	22	1

PAGE 130 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

C) MARKET RISK – COMMODITY PRICE RISK

„ NATURAL GAS, POWER AND NUTRIENT DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	December 31,
	2013			2012
	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps – bought	—	—	—	11	2013	(42)
Swaps – sold	—	—	—	(10)	2013	27
AECO contracts
Swaps	8	2014	—	8	2013	(4)
			—			(19)
Power – swaps (GWh)	—	—	—	131	2013	4
			—			(15)

„ IMPACT OF CHANGE IN FAIR VALUE OF NATURAL GAS DERIVATIVE FINANCIAL INSTRUMENTS

	December 31,
	2013	2012
A $ 10-million increase in net earnings requires an increase in gas prices per MMBtu	1.87	1.81
A $ 10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(1.87)	(1.81)

D) MARKET RISK – INTEREST RATE RISK

„ IMPACT OF CHANGE IN FLOATING RATE DEBT (BASIS POINTS)

December 31,
2013
A $10-million decrease in net earnings requires an increase in interest rates	162

E) CREDIT RISK

„ MAXIMUM EXPOSURE TO CREDIT RISK

	December 31,
	2013	2012
Cash and cash equivalents	801	658
Accounts receivable	2,105	2,224
Advance on acquisition of Viterra Inc.	—	919
Other current assets	104	—
Other non-current assets	99	99
	3,109	3,900

„ TRADE ACCOUNTS RECEIVABLE – AGING

	December 31,
	2013		2012
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,600	(30)	1,776	(31)
30 days or less	169	(5)	210	(5)
31 – 60 days	75	(4)	48	(4)
61 – 90 days	3	(2)	32	(2)
Greater than 90 days	101	(37)	98	(30)
	1,948	(78)	2,164	(72)

We believe we will collect trade accounts receivable that are past due and not included in the allowance for doubtful accounts, based on historical payment behavior and rigorous analysis of individual customer risk, industry risk, and regional and country risk.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 131

„ TRADE ACCOUNTS RECEIVABLE – ALLOWANCE FOR DOUBTFUL ACCOUNTS

	2013	2012
Balance, beginning of year	72	70
Additions	9	22
Write-offs	(3)	(20)
Balance, end of year	78	72
Balance as a percentage of trade accounts receivable	4	3

TRADE ACCOUNTS RECEIVABLE – RISK CONCENTRATION

We determine and monitor concentrations of credit risk using our aging analysis of trade receivables. Geographic and industry diversity also mitigates credit risk. Trade accounts receivable have significant concentrations of credit risk in the agriculture sector. We consider that geographic diversity mitigates any concentration of risk. The availability of crop insurance programs in Canada and the United States also mitigates credit risk. Our Wholesale business unit diversifies risk concentration by selling to industrial customers outside the agriculture sector, and uses letters of credit and credit insurance to mitigate risk. We are closely monitoring the economic environment in Argentina and have taken measures to limit our exposure to that country. Our exposure to credit risk in the Eurozone is negligible. We do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts, based on historical information about default rates and our analysis of current receivables.

We mitigate credit risk in accounts receivable in our Retail operations in Western Canada through an agency agreement with a Canadian financial institution whereby the financial institution provides credit to qualifying Agrium customers to assist in financing their crop input purchases. The agency agreement results in customers having loans directly with the institution while Agrium has only a limited recourse involvement to the extent of an indemnification of the institution for 50 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. We assumed the agreement, which expires in 2018, in the Viterra acquisition. Outstanding customer credit with the financial institution was $592-million at December 31, 2013, which is not recognized in the consolidated balance sheet. Historical indemnification losses on this arrangement have been negligible and the average aging of the customer loans with the financial institution is current.

DERIVATIVES AND CASH AND CASH EQUIVALENTS – RISK CONCENTRATION

At December 31, 2013, all counterparties to derivative financial instruments have maintained an investment grade credit rating and there is no indication that any counterparty will be unable to meet its obligations under derivative financial contracts or cash and cash equivalents. The carrying amount of financial assets represents the maximum credit exposure.

F) LIQUIDITY RISK

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments and excluding the impact of netting arrangements.

December 31, 2013	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	764	764	764	—	—	—
Accounts payable	3,865	3,865	3,865	—	—	—
Current portion of long-term debt	58	59	59	—	—	—
Long-term debt	3,066	5,724	155	330	412	4,827
Other liabilities	24	24	—	24	—	—
Foreign exchange derivative contracts	2	2	2	—	—	—
	7,779	10,438	4,845	354	412	4,827

The amounts included above for derivative financial instruments are subject to change as interest rates, exchange rates or commodity prices change.

PAGE 132 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

G) NETTING ARRANGEMENTS

We enter into derivative transactions under master netting arrangements. Under these arrangements, we aggregate the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity into a single net amount that is receivable or payable by us or our counterparty. If a default occurs, all outstanding transactions under the arrangement are terminated and the net termination value is receivable or payable for settlement purposes.

We record the carrying amounts of our foreign exchange derivative contracts on a gross basis, therefore the carrying values do not reflect amounts subject to enforceable master netting arrangements for our foreign exchange derivative contracts. The gross amounts netted are negligible.

We record the carrying amounts of our natural gas, power and nutrient derivative contracts held under master netting arrangements on a net basis, and we reflect the amounts subject to enforceable master netting arrangements in the carrying value of the derivatives.

„ NATURAL GAS, POWER AND NUTRIENT DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	December 31,
	2013			2012
	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Accounts receivable	26	(26)	—	139	(135)	4
Accounts payable	(26)	26	—	(154)	135	(19)
	—	—	—	(15)	—	(15)

H) GAIN (LOSS) ON DERIVATIVE FINANCIAL INSTRUMENTS INCLUDED IN EARNINGS

	2013	2012
Realized
Gain on foreign exchange derivative financial instruments	6	8
Loss on natural gas, power and nutrient derivative financial instruments	(5)	(32)
Realized gain (loss) on derivative financial instruments	1	(24)
Unrealized
(Loss) gain on foreign exchange derivative financial instruments	(1)	5
Gain on natural gas, power and nutrient derivative financial instruments	16	12
Unrealized gain on derivative financial instruments	15	17
Net gain (loss) on derivative financial instruments	16	(7)

I) FAIR VALUES

Financial instrument	Category	Measurement
Cash and cash equivalents (a)	FVTPL	Fair value
Accounts receivable (a)	L&R	Amortized cost
Accounts receivable – derivative financial instruments	FVTPL	Fair value
Advance on acquisition of Viterra Inc. (a)	L&R	Amortized cost
Marketable securities	AFS or FVTPL	Fair value
Other financial assets	L&R	Amortized cost
Other financial assets	AFS	Fair value
Other financial assets – derivative financial instruments	FVTPL	Fair value
Short-term debt (a)	Financial liabilities	Amortized cost
Accounts payable (a)	Financial liabilities	Amortized cost
Accounts payable – derivative financial instruments	FVTPL	Fair value
Long-term debt	Financial liabilities	Amortized cost
Other financial liabilities	Financial liabilities	Amortized cost
Other financial liabilities – derivative financial instruments	FVTPL	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 133

FAIR VALUE HIERARCHY

We determine the fair value of financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. We estimate the fair value of financial instruments classified as Level 2 using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques that are based on industry-accepted third-party models, which make maximum use of market-based inputs. We classify fair value estimates that are not based on observable market data as Level 3. We consider a market active if quoted prices are readily and regularly available and based on actual and regularly occurring market transactions. For any significant Level 3 measurements, we employ a valuation team or retain valuation experts to calculate certain measurements and review any third-party information that we utilize.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in the availability of observable market data. Changes in the availability of observable market data, which may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting periods ended December 31, 2013 or December 31, 2012. We do not measure any of our financial instruments using Level 3 inputs.

„ FAIR VALUE MEASUREMENT TECHNIQUES AND INPUTS FOR FINANCIAL INSTRUMENTS MEASURED USING LEVEL 2 INPUTS

Financial instrument	Measurement technique	Key inputs
Foreign exchange forward contracts	Discounted cash flow	Forward exchange rates, contract forward rates and interest rates

Foreign exchange swaps and options	Discounted cash flow	Forward exchange and interest rates from observable yield curves and contract interest rates

Natural gas swaps	Market comparison	Current market and contractual prices for natural gas, forward pricing curves, quoted forward prices for natural gas, basis differentials, volatility factors and interest rates

Power swaps	Market comparison	Current market and contractual prices for power, forward pricing curves, quoted forward prices for power, volatility factors and interest rates

„ FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	2013			2012
	Fair value		Carrying value	Fair value		Carrying value
	Level 1	Level 2		Level 1	Level 2
Cash and cash equivalents – FVTPL	—	801	801	—	658	658
Accounts receivable – derivatives
Fair value through profit or loss	1	—	1	4	4	8
Other current financial assets
Available for sale – equities	14	—	14	—	—	—
Available for sale – fixed income	—	90	90	—	—	—
Other financial assets
Available for sale	12	—	12	40	—	40
Accounts payable – derivatives
Fair value through profit or loss	—	2	2	19	—	19
Long-term debt (a)
Debentures – amortized cost	—	3,124	2,989	—	2,393	2,000
Fixed and floating rate debt – amortized cost	77	—	77	69	—	69

(a)	We determine the fair value of long-term debt based on comparable debt instruments with similar maturities to our debt, adjusted where necessary to our credit spread, based on information published by financial institutions. Carrying value of floating rate debt approximates fair value.

PAGE 134 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

„ SENSITIVITY – IMPACT OF CHANGE IN FAIR VALUE OF DEBENTURES

December 31,
2013
Interest rate increase of 1%	(274)
Interest rate decrease of 1%	320

The weighted average effective interest rate on long-term debt at December 31, 2013 was 5 percent (December 31, 2012 – 5 percent).

24. COMMITMENTS

A) OPERATING LEASES

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement.

„ FUTURE MINIMUM LEASE PAYMENTS FOR OPERATING LEASES

	December 31,
	2013	2012
Less than one year	262	151
From one to five years	503	359
More than five years	97	121
	862	631

B) OTHER COMMITMENTS

	2014	2015	2016	2017	2018
Cost of product
Natural gas and other (a)(b)	444	67	67	38	2
Power, sulfuric acid and other (c)(d)	155	176	161	119	106
Purchase commitments	153	26	21	—	—
Other
Long-term debt (e)	227	180	175	268	168
Derivative financial instruments
Foreign exchange	2	—	—	—	—
Asset retirement obligations	19	22	30	18	15
Environmental remediation liabilities	34	55	27	10	7
	1,034	526	481	453	298

(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2013.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 85 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 26 percent of the gas under these contracts.
(c)	We have a power co-generation agreement for our Carseland facility that expires on December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
(d)	Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 800,000 tonnes in 2014 and 798,000 tonnes from 2015 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2018, with a total commitment of $162-million at December 31, 2013.
(e)	Includes principal and interest payments and capital lease repayments.
(f)	Future capital expenditures include cancellable contracts for total costs of approximately: (i) potash facility expansion – $750-million to $850-million; (ii) Texas nitrogen expansion project – $22-million; (iii) Profertil nitrogen expansion project – $48-million.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 135

25. CONTINGENT LIABILITIES

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses and we expect our involvement in such matters to continue in the normal conduct of our business. We regularly assess the need for accounting recognition and/or disclosure of these matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of the probable outcome on our judgment of a number of factors, including similar past experience and history, precedents, relevant financial, scientific and other evidence of each matter, and opinions from corporate and outside counsel. Accruals are recorded when occurrence is probable and the outcome is reasonably estimable. We may not be able to make a reliable estimate of losses or the range of possible losses when claims do not specify an amount of damages sought, there are numerous plaintiffs or when a case is in its early stages. We will represent our interests vigorously in all of the proceedings in which we are involved.

Legal and administrative proceedings involving possible losses are inherently complex and we apply significant judgment in estimating probable outcomes. As a result, there exists the potential for adjustments to liabilities and material variance between actual costs and estimates.

Information on the amounts accrued for litigation, environmental remediation and asset retirement are disclosed in note 20. Our assessment of specific matters at the date of issuance of these financial statements is set out below.

A) LITIGATION

OIL-FOR-FOOD PROGRAMME

As described in prior years, AWB Limited, a subsidiary we acquired in 2010, is a defendant along with 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally. The court dismissed the lawsuit in 2013. The plaintiff has appealed this decision. Although we believe that the possibility of a material financial effect from this matter is remote, an adverse decision could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results of operations. We have not accrued a liability for damages for this matter.

B) ENVIRONMENTAL CONTINGENCIES

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management – we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (see note 20). However, new information, including changes in regulations or results of investigations, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation, as well as cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued. Reasons for this determination include: complexity of the matters; early phase of most proceedings; lack of information on the nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and the extent of our financial exposure, it is not practical to make a reliable estimate of the financial effect of these matters. As negotiations, discussions and assessments proceed, we may provide estimates. Events or factors that could alleviate our current inability to make reliable estimates include: further identification of allegations or demands; completion of investigations; completion of remediation phases; a ruling by a court; or initiation of substantive settlement negotiations. An adverse result on final resolution of these matters could have a material adverse impact.

PAGE 136 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

IDAHO PHOSPHATE MINING AND PROCESSING SITES

We are subject to investigations by U.S. federal and state agencies of existing and former phosphate mining and processing sites in Idaho. Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium, has been notified of potential violations of federal and state statutes. Nu-West is working co-operatively with federal and state agencies and, depending on the site, is in the investigation or risk assessment stage or has, for some sites, begun preliminary work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required.

MANITOBA MINING PROPERTIES

As part of the acquisition in 1996 of Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium, we assumed certain liabilities associated with the Fox Mine Site, a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site in order to meet downstream water quality standards. Viridian has substantially completed the investigation phase of remediation and we are currently commencing remedial alternatives selection. We expect to receive approval of a remedial design within the next 36 months. For this matter, we have not disclosed further information about site remediation because disclosure of the information would seriously prejudice our position.

26. CAPITAL MANAGEMENT

A) POLICIES AND OBJECTIVES IN MANAGING CAPITAL

Our objectives for managing capital are to: (a) maintain a strong balance sheet and flexible capital structure in order to optimize the cost of capital at an acceptable level of risk; (b) support an investment grade credit rating profile; (c) improve our return on capital employed by implementing working capital initiatives; and (d) maximize shareholder value. We continually monitor the ratios outlined in the table below to manage our capital.

„ CAPITAL MANAGEMENT

	December 31,
	2013	2012
Net debt to net debt plus equity (%) (a)	31	32
Interest coverage (multiple) (b)	13	20
Return on operating capital employed (%) (c)	15	26
Return on capital employed (%) (d)	11	17
Average non-cash working capital to sales (%) (e)	17	16

(a)	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity. For purposes of capital management, capital comprises debt and equity. We also monitor our debt-to-capital ratio, calculated as the sum of short-term debt and long-term debt, divided by the sum of the total debt and total equity. This ratio is required to be less than or equal to 65 percent to satisfy certain debt covenants.
(b)	Interest coverage is the last 12 months’ net earnings from continuing operations before finance costs, income taxes, depreciation and amortization divided by finance costs, which includes finance costs related to long-term debt plus other finance costs.
(c)	Last 12 months’ earnings from continuing operations before finance costs and income taxes (“EBIT”) less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.
(d)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.
(e)	Rolling four quarter average non-cash working capital divided by sales.
(f)	Interest coverage, return on operating capital employed, return on capital employed, EBIT and free cash flow are additional IFRS financial measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 137

Our strategy in managing capital is to maintain our ratio of net-debt to net-debt-plus-equity in a target range of 35 percent to 45 percent, return on operating capital employed at a target of 12 percent and average non-cash working capital to sales of approximately 16 percent. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or issue or redeem debt. We have targeted paying annual dividends of 25 percent to 35 percent of free cash flow. We define free cash flow as cash provided by operating activities, less sustaining capital expenditures. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

We maintain a base shelf prospectus, which permits issuance in Canada and the United States of up to an additional $1.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until May 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at December 31, 2013.

B) PURCHASES OF AGRIUM SHARES

During 2013, we purchased five million shares for total consideration of $498-million under our Normal Course Issuer Bid (“NCIB”). During 2012, we purchased and cancelled 8.74 million common shares for total consideration of $913-million. Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until May 20, 2014. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

C) DIVIDENDS DECLARED AND PAID

„ DIVIDENDS

December 31,
2013				2012
Declared		Paid to shareholders		Declared		Paid to shareholders
Effective	Per share		Total	Effective	Per share		Total
February 22, 2013	0.50	April 18, 2013	75	May 11, 2012	0.50	July 12, 2012	79
April 09, 2013	0.50	July 18, 2013	74	December 14, 2012	0.50	January 17, 2013	75
August 08, 2013	0.75	October 17, 2013	110
December 12, 2013	0.75	January 16, 2014	108
	2.50		367		1.00		154

„ DIVIDENDS PAYABLE

	December 31,
	2013			2012
	Declared			Declared
	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total
Balance, beginning of year	75	—	75	36	—	36
Declared	N/A	367	367	N/A	154	154
Paid in cash	(75)	(259)	(334)	(36)	(79)	(115)
Balance, end of year			108			75

PAGE 138 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

27. OPERATING SEGMENTS

We organize our operating segments according to the organizational and reporting structure through which we operate our business. Our core businesses are:

RETAIL

•	North America

•	International

WHOLESALE

• Nitrogen	• Product purchased for resale
• Potash	• Ammonium sulfate and other
• Phosphate	• ESN and Micronutrients (formerly the Agriculture business of Agrium Advanced Technologies)

Each of these segments operates according to its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy. Our chief operating decision maker (“CODM” – our senior leadership team, consisting of our CEO and all of our Executive Vice-Presidents and Senior Vice-Presidents) measures performance and allocates resources based on segment earnings before finance costs, interest income and income taxes. The CODM reviews internal reports reflecting the information included in the tables below on a regular basis. The reports reviewed by the CODM reflect operating information including sales, gross margins, and net earnings before finance costs, interest income and income taxes. On a regular basis the CODM also reviews Retail sales by product line, but not Retail net earnings information by product line, reflecting how Retail aggregates expenses and net earnings in its accounting records and financial reports. The CODM does not regularly review: (a) financial information aggregated on any other product line or geographic basis; (b) segment financing costs, income taxes or balance sheet information; or (c) unallocated Wholesale overhead costs. The CODM believes that this information is most relevant in evaluating the results of certain segments relative to other entities that operate in similar industries.

The accounting policies of segments are the same as the accounting policies described in note 28. We record sales between segments at prices equivalent to those charged to third parties. We eliminate such sales on consolidation. We continually monitor changes in facts and circumstances that could cause a change in the composition of our operating segments, as determined by the information regularly reviewed by the CODM. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

In the fourth quarter of 2013, we changed the format for reporting segment information. The regular reports reviewed by the CODM added disclosures reflecting Retail operating results by geographic region (North America and International). We have modified our segment reporting to reflect these changes.

AAT ceased to be a strategic business unit in the fourth quarter of 2013. We transferred some assets and operations of AAT to our Wholesale business unit, and classified some operations of AAT as discontinued. We have modified our segment reporting and restated the segmented disclosures for these changes.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 139

„ SEGMENT OPERATIONS

	2013	2012
Sales
Retail
North America	9,329	8,997
International	2,584	2,482
Total Retail	11,913	11,479
Wholesale
Nitrogen	1,724	2,012
Potash	564	618
Phosphate	654	797
Product purchased for resale	1,131	1,347
Ammonium sulfate and other	266	284
	4,339	5,058
ESN and Micronutrients (a)	263	264
Total Wholesale	4,602	5,322
Other	(788)	(777)
	15,727	16,024
Inter-segment sales
Retail
North America	17	22
Total Retail	17	22
Wholesale
Nitrogen	327	312
Potash	182	194
Phosphate	164	129
Ammonium sulfate and other	54	55
	727	690
ESN and Micronutrients (a)	44	65
Total Wholesale	771	755
	788	777
Earnings before income taxes
Retail
North America	940	719
International	(192)	38
Total Retail	748	757
Wholesale
Nitrogen	672	1,075
Potash	270	342
Phosphate	67	199
Product purchased for resale	9	31
Ammonium sulfate and other	89	103
	1,107	1,750
Unallocated expenses	76	57
	1,031	1,693
ESN and Micronutrients (a)	14	45
Total Wholesale	1,045	1,738
Other	(163)	(279)
Earnings before finance costs and income taxes	1,630	2,216
Finance costs related to long-term debt	90	89
Other finance costs	66	41
Earnings before income taxes	1,474	2,086

(a)	Formerly the Agriculture business of Agrium Advanced Technologies.

PAGE 140 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

	2013	2012
Sales
Retail
Crop nutrients	4,993	5,124
Crop protection products	4,204	3,924
Seed	1,258	1,189
Merchandise	612	524
Services and other	846	718
	11,913	11,479

„ ENTITY-WIDE DISCLOSURES

	December 31,
	2013	2012
Total assets
Retail
North America	7,658	6,581
International	1,331	1,757
Total Retail	8,989	8,338
Wholesale
Nitrogen	1,391	1,241
Potash	2,645	1,620
Phosphate	621	517
Product purchased for resale	321	376
Ammonium sulfate and other	504	534
	5,482	4,288
ESN and Micronutrients	198	545
Total Wholesale	5,680	4,833
Other	1,106	2,634
Assets held for sale	202	—
	15,977	15,805
Investments in associates and joint ventures
Retail
North America	34	31
International	44	52
Total Retail	78	83
Wholesale
Nitrogen	557	513
Product purchased for resale	4	4
	561	517
ESN and Micronutrients	—	27
Total Wholesale	561	544
	639	627
Earnings (loss) from associates and joint ventures
Retail
North America	3	2
International	6	7
Total Retail	9	9
Wholesale
Nitrogen	60	79
Product purchased for resale	1	1
	61	80
ESN and Micronutrients	(1)	2
Total Wholesale	60	82
Other	(1)	—
	68	91

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 141

	2013	2012
Additions to non-current assets (a)
Retail
North America	745	307
International	51	73
Total Retail	796	380
Wholesale
Nitrogen	298	157
Potash	1,213	736
Phosphate	113	225
Product purchased for resale	2	1
Ammonium sulfate and other	34	34
	1,660	1,153
ESN and Micronutrients	6	34
Total Wholesale	1,666	1,187
Other	13	15
	2,475	1,582

(a)	Includes property, plant and equipment, intangibles and goodwill.

„ NON-CASH ITEMS

	2013				2012
	Share-based payments expense (recovery)	Purchase gain	Goodwill impairment	Depreciation and amortization	Share-based payments expense (recovery)	Depreciation and amortization
Retail
North America	—	(257)	—	202	—	150
International	—	—	220	36	—	44
Total Retail	—	(257)	220	238	—	194
Wholesale
Nitrogen	—	—	—	77	—	61
Potash	—	—	—	50	—	41
Phosphate	—	—	—	53	—	77
Product purchased for resale	—	—	—	1	—	1
Ammonium sulfate and other	—	—	—	6	—	5
	—	—	—	187	—	185
Unallocated expenses	—	—	—	14	—	5
	—	—	—	201	—	190
ESN and Micronutrients	—	—	—	16	—	13
Total Wholesale	—	—	—	217	—	203
Other	(7)	—	—	17	108	16
	(7)	(257)	220	472	108	413

„ KEY DATA BY REGION

	2013		2012
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	2,119	3,738	2,047	2,401
United States	10,181	3,574	10,550	3,495
Europe	809	40	841	40
South America	441	331	425	305
Australia	2,075	345	2,056	624
Other	102	292	105	272
	15,727	8,320	16,024	7,137

(a)	Sales by location of third-party customers.
(b)	Excludes financial instruments and deferred tax assets.

No revenues from transactions with a single external customer amount to 10 percent or more of Agrium’s revenues.

PAGE 142 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

28. SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

A) PRINCIPLES OF CONSOLIDATION

SUBSIDIARIES

These consolidated financial statements include the accounts of Agrium, its subsidiaries and the entities over which Agrium has control. We achieve control when we are exposed to, or have rights to, variable returns from our involvement with an entity and have the ability to affect those returns through our power over the entity. We consider our voting and contractual rights and all other relevant facts and circumstances in assessing whether we have the power to direct the relevant activities of an entity. We consolidate subsidiaries from the date we obtain control until the date control ceases. We eliminate all intercompany transactions, balances and unrealized gains or losses on consolidation.

ASSOCIATES

Associates are those entities in which we have significant influence, but not control, over financial and operating policies. We presume that significant influence exists where we hold from 20 percent to 50 percent of the voting power of another entity. However, significant influence may or may not exist regardless of voting rights, depending on our power to be actively involved and influential in policy decisions affecting an entity.

We account for investments in associates using the equity method and recognize our investment initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The financial statements include our share of the income and expenses and equity movements of associates from the date we obtain significant influence until the date that significant influence ceases.

JOINT VENTURES

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to its net assets. We account for investments in joint ventures using the equity method, whereby we initially recognize our investment at cost and adjust it thereafter to recognize our share of the profit or loss and other comprehensive income of the joint ventures.

Joint arrangements classified as joint operations require a different accounting method. We do not have such investments.

EQUITY METHOD OF ACCOUNTING FOR ASSOCIATES AND JOINT VENTURES

On acquisition of an investment in an associate or joint venture, we recognize any excess of the cost of the investment over our share of the net fair value of the identifiable assets and liabilities of the investee as goodwill, which is included within the carrying amount of the investment. Any excess of our share of the net fair value of the identifiable assets and liabilities over the cost of the investment is recognized immediately in earnings. When necessary, we adjust amounts reported by subsidiaries, associates or joint ventures to conform with Agrium’s accounting policies. We discontinue the use of the equity method from the date when the investment ceases to be an associate or joint venture.

When we transact with an associate or joint venture of Agrium, we recognize profits and losses resulting from the transactions with the associate or joint venture in the consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to Agrium.

B) BUSINESS COMBINATIONS

We account for acquisitions of subsidiaries and businesses using the acquisition method. We measure consideration for each acquisition at the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. Where applicable, consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition date fair value. For deferred taxes, employee benefit arrangements, replaced acquiree share-based payment awards and assets held for sale, IFRS provides exceptions to recording amounts at fair value. We recognize acquisition-related costs in earnings as incurred.

On an acquisition-by-acquisition basis, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration plus non-controlling interest is less than the fair value of the net assets acquired, we recognize a purchase gain in earnings.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 143

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts for the items for which the accounting is incomplete. The measurement period is the period from the date of acquisition to the date we receive complete information about facts and circumstances that existed as of the acquisition date, and is subject to a maximum of one year. We adjust provisional amounts retrospectively during the measurement period, or recognize additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

C) FOREIGN CURRENCY

The functional currency for each of our subsidiaries, joint ventures and associates is the currency of the primary economic environment in which it operates. Our reporting currency is the U.S. dollar. For operations located in Canada, Australia and Europe, the functional currency is the local currency.

All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate daily exchange rate that best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the functional currency rate of exchange at the reporting date. We recognize all differences in earnings. Non-monetary items measured at historical cost are not remeasured – they remain translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

The assets and liabilities of operations with a functional currency other than the U.S. dollar, including goodwill and fair value adjustments arising on acquisition, are translated to our reporting currency at the exchange rate at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Translation differences resulting from fluctuations in exchange rates are recognized directly in the foreign currency translation component of other comprehensive income. If we dispose of our entire interest in an entity or as associate, or joint control over a joint venture, the relevant amount of foreign currency translation in equity is reclassified to earnings.

D) REVENUE RECOGNITION

We measure revenue at the fair value of the consideration received or receivable. We recognize revenue based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the goods have been transferred to the customer; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; we can measure the amount of revenue and costs incurred or to be incurred; and it is probable that the economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to the customer according to the sales agreement, which in most cases is when product is picked up by the customer or delivered to the destination specified by the customer, typically a customer’s premises, the vessel on which the product will be shipped or the destination port. Our assessment of the probability that economic benefits will flow to us as a result of a sale includes consideration of customer creditworthiness, historical collection practices, accounts receivable aging trends, and collection and write-off history. We do not have significant levels of revenue transactions with multiple elements. We recognize revenue from services, which generally consist of crop input application delivered over a short time frame, in the period that we perform the service. We report revenue net of sales taxes, returns, discounts and rebates. Interest income is recognized using the effective interest method.

E) REBATES

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product sold if they have been earned based on sales volume of related products.

F) INCOME TAXES

We recognize income tax expense in earnings except to the extent that it relates to items recognized directly in equity, in which case we recognize it directly in equity or in other comprehensive income. Current income tax is the expected tax payable or recoverable on taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable or recoverable in respect of previous years.

We recognize deferred income tax on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. We measure deferred income tax assets and liabilities at the tax rates that we expect to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. We generally recognize deferred income tax assets for all deductible temporary differences to the extent it is probable that taxable income will be available against which those deductible temporary differences can be utilized. We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

PAGE 144 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

We review the carrying amount of deferred income tax assets at the end of each reporting period and reduce the amount to the extent it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority.

G) FINANCIAL INSTRUMENTS

Financial assets are classified in the following categories at the time of initial recognition, based on the purpose for which the financial assets were acquired.

i)	Financial assets held at fair value through profit or loss (“FVTPL”) are financial assets classified as held for trading, which include marketable securities and derivative financial instruments included within accounts receivable and other financial assets.

ii)	Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as AFS, or that are not allocated to any of the other categories of financial assets. This classification is comprised of investments included within other financial assets.

iii)	Loans and receivables (“L&R”) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. This category of financial asset includes trade receivables, rebates and other non-trade accounts receivable, and other receivables included in other financial assets.

We derecognize financial assets when contractual rights to receive cash flows from the assets expire or when the financial assets are transferred along with all significant risks and rewards of ownership.

Financial liabilities are categorized as either held at FVTPL or as other financial liabilities. Financial liabilities held at FVTPL include derivative financial instruments classified as held for trading. Other financial liabilities include trade and other payables, short-term and long-term debt, and other financial liabilities. We derecognize financial liabilities when we have discharged the obligation or it is cancelled or expires.

All financial assets and financial liabilities are initially recognized at fair value.

Financial instrument classification	Subsequent measurement of gains or losses at each period end
FVTPL (assets and liabilities)	Fair value; unrealized gains or losses recognized in earnings

AFS (assets)	Fair value; unrealized gains and losses recognized in other comprehensive income; recognized in earnings on derecognition of the asset or when the asset is written down as impaired

Held to maturity investments L&R Other financial liabilities	Amortized cost using the effective interest rate method; recognized in earnings if asset/liability is derecognized or asset is impaired

IMPAIRMENT OF FINANCIAL ASSETS

Financial assets other than those carried at FVTPL are assessed for indications of impairment at each reporting date.

For loans and receivables carried at amortized cost, the amount of impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

For AFS financial assets, impairment losses are determined as the difference between the acquisition costs, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized. For debt instruments, we recognize the cumulative loss directly in earnings.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been if the impairment had not been recognized.

We do not net derivative assets and liabilities except where contracts under master netting arrangements include both asset and liability positions. In such cases, we offset the fair value amounts for multiple similar derivative financial instruments with the same counterparty, including any related cash collateral asset or obligation.

We record transaction costs of financial instruments as a reduction of the cost of the instruments, except for costs of financial instruments classified as fair value through profit or loss, which are expensed as incurred. Contracts that require delivery of financial assets (regular way purchases and sales) are accounted for on the trade date.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 145

H) CASH AND CASH EQUIVALENTS

Cash equivalents are carried at fair value, and consist of short-term investments with an original maturity of three months or less.

I) INVENTORIES

Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation and amortization of assets employed directly in production, and freight to transport product to storage facilities. Crop nutrients include our produced product and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance, and other supplies. Inventories are valued at the lower of cost on a weighted average basis and net realizable value.

Retail inventories, consisting primarily of crop nutrients, crop protection products, seed and merchandise, include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of cost on a weighted average basis and net realizable value.

J) PROPERTY, PLANT AND EQUIPMENT

We measure property, plant and equipment at historical cost less accumulated depreciation and accumulated impairment loss. The cost of property, plant and equipment comprises its purchase price plus any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. We capitalize costs that meet the recognition criteria of providing a future economic benefit that can be reliably estimated. If a legal or constructive obligation exists to decommission property, plant and equipment, the discounted value of the obligation is included in the carrying value of the assets when the obligation arises. We capitalize and depreciate expenditures separately for each material component of a composite asset according to useful life and patterns of depreciation.

Capitalized components of property, plant and equipment may include items that require replacement at regular intervals, major inspections and overhauls (including turnaround costs), spare parts used in connection with specific equipment, or standby equipment. If such costs meet the recognition criteria and have an estimated useful life of greater than one year, we capitalize and depreciate them over the lesser of their estimated useful life and the remaining period until the next replacement or major inspection or overhaul, generally one to three years. Expenditures that meet these capitalization criteria that are incurred during planned plant shutdowns are recorded as turnaround costs. We derecognize and expense the carrying amount of replaced components. We recognize expenses for day-to-day maintenance and repairs in earnings as they are incurred.

If the construction or preparation for use of property, plant or equipment extends over a period of longer than one year, we capitalize borrowing costs incurred on borrowed capital up to the date of completion as part of the cost of acquisition or construction. To the extent that we borrow funds generally and use them for acquiring an asset, we determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate, which is the weighted average of the borrowings that are outstanding during a period, other than borrowings made specifically to acquire an asset.

Property, plant and equipment are depreciated on a straight-line basis using the following estimated useful lives:

Buildings and improvements	1 – 40 years
Machinery and equipment	2 – 55 years
Other	1 – 45 years

Management determines estimated useful lives based on experience and current technology. Factors that affect the estimated useful lives of our assets include sustaining capital programs, access to new supplies of raw materials, new technology and market conditions for our products. Depreciation methods, expected useful lives and residual values are reassessed annually and adjusted if appropriate.

K) GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the difference between the fair value of the consideration transferred in a business combination and the fair value of the identifiable net assets acquired at the date of acquisition. If the fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred, we record the difference in earnings as a purchase gain. Goodwill is initially determined based on provisional fair values. Fair values are finalized within one year of the acquisition date. Goodwill on acquisition of subsidiaries is separately disclosed and goodwill on acquisitions of associates and joint ventures is included within investments in associates and joint ventures. Goodwill, including goodwill in associates and joint ventures, is not amortized.

Intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

PAGE 146 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // AGRIUM ANNUAL REPORT 2013

Purchased intangible assets are initially recorded at cost and finite-lived intangible assets are amortized over their useful economic lives on a straight-line basis. Finite-lived intangible assets are tested for impairment if there is an indication of impairment. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are tested for impairment annually or when there is an indication of impairment.

We recognize internally generated intangible assets for development costs at cost when the criteria for feasibility are met. Cost comprises materials, labor and overhead that are directly attributable to preparing the asset for its intended use. Development expenditures that do not meet the capitalization criteria are expensed as incurred.

Intangible assets are considered to have indefinite lives when, based on an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for us. The factors considered in making this determination include the existence of contractual rights for unlimited terms, or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of our future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

The following estimated useful lives, which are reassessed annually, have been determined for classes of finite-lived intangible assets:

Trade names	10 years
Customer relationships	5 – 15 years
Technology	3 – 7 years
Other	5 – 20 years

L) IMPAIRMENT

We review the carrying amounts of non-current assets at each reporting date to determine whether there is any indication of impairment. If any indication of impairment exists, the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year during the fourth quarter. On January 1, 2013, we prospectively changed the period of testing for impairment of goodwill and indefinite-lived intangible assets from the third quarter to the fourth quarter to align with our annual forecasting cycle and the crop year.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, using assumptions that market participants would use. In assessing fair value less costs of disposal, we are not required to use a specific approach. For some calculations we use an income approach with a discounted cash flow technique. For other calculations we use a market approach based on prices and other information generated by market transactions. For the purpose of impairment testing, assets are grouped together into the smallest practicable group of assets that have the ability to generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. For the purpose of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination, and reflects the lowest level at which goodwill is monitored for internal reporting purposes. If there is an indication of impairment of an asset or CGU below the level to which goodwill has been allocated, the asset or CGU is first tested for impairment, and we recognize any impairment loss on that asset or CGU before testing at the level to which goodwill has been allocated.

We recognize an impairment loss if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate or joint venture is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate or joint venture is tested for impairment as a single asset when there is an indication that the investment may be impaired.

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M) LEASES

Leases whereby we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset (and corresponding liability) is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases are not recognized on the balance sheet. We recognize payments made under operating leases in earnings over the term of the lease.

An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.

N) EMPLOYEE BENEFITS

i)	Defined contribution plans

For defined contribution plans, we pay fixed periodic contributions into a separate entity, and once payment is made we have no legal or constructive obligation to pay further amounts. We recognize obligations for contributions to defined contribution pension plans as a personnel expense when services are rendered by employees.

ii)	Defined benefit plans

Generally, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation. Plans are generally paid for life upon retirement, with certain provisions for spousal survivors or guarantees for those without a spouse at retirement.

We calculate our net obligation for defined benefit pension plans separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. We discount obligations to determine present value. We deduct the fair value of any plan assets in determining our net obligation. We perform calculations annually using the services of a qualified actuary using the projected unit credit method.

We recognize all actuarial gains and losses arising from defined benefit pension plans in other comprehensive income in the period in which they occur. We recognize all expenses related to defined benefit pension plans in earnings as a personnel expense.

iii)	Other long-term employee benefit plans

We recognize all actuarial gains and losses in other comprehensive income in the period in which they occur.

iv)	Short-term employee benefits

We record short-term employee benefit obligations as a personnel expense as employees provide services. For the amount expected to be paid for short-term bonuses or profit-sharing plans, we recognize an undiscounted liability if we have a present legal or constructive obligation to pay the amount as a result of past service provided by an employee, and the obligation can be estimated reliably.

O) PROVISIONS

We recognize a provision if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where the effect of discounting is material, we discount provisions at a pre-tax rate that reflects current market assessments of the time value of money. We use a pre-tax risk-free rate to discount estimated future risk-adjusted cash outflows. We recognize unwinding of the discount (accretion) as a finance cost. We assess discount rates and projected timing of future obligations for each reporting period. We remeasure provisions each reporting period, taking into account changes in the likelihood and timing of future outflows and changes in discount rates. We expense legal fees as incurred.

ENVIRONMENTAL REMEDIATION

We capitalize environmental expenditures that extend the life of a property, increase its capacity or mitigate or prevent contamination from future operations. Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. We record our best estimates of future costs when environmental remediation efforts are probable and the costs can be reliably estimated based on current law and existing technologies.

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ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which include provisions for legal or constructive obligations for decommissioning and restoration costs, are measured based on current requirements, technology and price levels. In the period that a reliable estimate can be made, we recognize a liability and a corresponding asset for the present value of estimated future cash outflows over the useful economic life of the asset. Changes due to revisions to discount rates, the timing or the amount of the original estimate of the provision are reflected on a prospective basis by adjusting the carrying amount of the related property, plant and equipment.

P) SHARE-BASED PAYMENTS

We have stock option plans for officers and certain employees, and performance share unit plans for eligible employees. Our plans are considered to be cash-settled and we account for awards as liabilities where the fair value of the award is determined at the grant date using a valuation model that includes an estimated forfeiture rate. We use a Black-Scholes option pricing model for plans with a service condition and a Monte Carlo simulation model for plans with service and market conditions. We accrue and recognize compensation expense over the vesting period of the award. We remeasure fair value at each reporting date and recognize changes in the period in which the fluctuation occurs.

If an employee is eligible to retire during the vesting period, we recognize compensation expense over the period from the date of grant to the retirement eligibility date. If an employee is eligible to retire on the date of grant, we recognize compensation expense on the grant date.

Q) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, an active program to locate a buyer must have been initiated and the sale should be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized and are recognized at fair value less costs of disposal. Impairment losses on the initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Non-current assets classified as held for sale are presented separately on the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in both the assets and liabilities sections of the balance sheet. Amounts presented for non-current assets or assets and liabilities of disposal groups classified as held for sale are not reclassified or re-presented on the balance sheet for prior periods.

A discontinued operation is a component of an entity that has been disposed of or is held for sale, and whose operations and cash flows are clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes.

In the consolidated statements of operations and consolidated statements of cash flows for the reporting period and the comparable period of the previous year, income, expenses and cash flows from discontinued operations are reported separately from income, expenses and cash flows from continuing operations.

R) RECENT ACCOUNTING PRONOUNCEMENTS

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact
New	IFRS 9	Financial Instruments replaces previous guidance on the classification and measurement of financial assets, which will be classified on initial recognition at either (a) amortized cost, or (b) fair value, with gains and losses on remeasurement recognized in earnings, except for recognition in other comprehensive income on election for equity instruments that are not held for trading.	The effective date has been deferred indefinitely. We are evaluating the impact of early adoption as permitted by the standard on a retrospective basis.	We expect that initial adoption will have an impact on our financial statements, since it will be adopted retrospectively; however, we are not able at this time to reasonably estimate the impact.

Financial Instruments (2013) replaces the hedge accounting requirements in IAS 39 to more closely align the accounting with risk management activities, introduces new requirements when an entity has chosen the fair value option for its own debt, and removes the mandatory effective date for IFRS 9.

AGRIUM ANNUAL REPORT 2013 // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS // PAGE 149

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact
New	IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	Adopted January 1, 2013; retrospectively	There has been no material impact on adoption.

New	IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. All of our joint arrangements under IFRS 11 have been classified as joint ventures requiring equity accounting. We previously used proportionate consolidation.	Adopted January 1, 2013; in accordance with IFRS 11	See note 3 for the impact on adoption.

New	IFRS 12	Disclosure of Interests in Other Entities requires us to disclose information that allows users to evaluate the nature of, impact of and risks associated with our interests in joint arrangements, associates and other entities.	Adopted January 1, 2013	We have added disclosures about our interests in other entities.

New	IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	Adopted January 1, 2013; prospectively	There has been no material impact on adoption.

Amended	IAS 19	Employee Benefits eliminates the corridor approach for defined benefit plans requiring presentation of related gains and losses in other comprehensive income, and adding enhanced disclosure requirements.	Adopted January 1, 2013	We eliminated the corridor approach on adoption of IFRS. We adopted all other requirements with no material impact. See note 19 for additional disclosures.

Amended	IFRS 7 and IAS 32	IFRS 7 contains new disclosure requirements for amounts offset or subject to master netting arrangements. Offsetting Financial Assets and Liabilities (IAS 32) (a) clarifies requirements for the right to set-off for rights that are contingent, and enforceability in default, insolvency or bankruptcy of all parties to a liability and (b) clarifies provisions on net settlement.	IFRS 7 amendments adopted January 1, 2013, and IAS 32 amendments will be adopted January 1, 2014	There has been no material impact from the adoption of IFRS 7 amendments. We are not able at this time to reasonably estimate the impact of the IAS 32 amendments.

Amended	IAS 36	Recoverable Amount Disclosures for Non-Financial Assets limits disclosures of recoverable amount of impaired assets that are based on fair value less costs of disposal.	Adopted June 1, 2013	There has been no material impact on adoption.

New	IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	Adopted January 1, 2013	There has been no material impact on adoption.

New	IFRIC 21	Levies establishes guidance on accounting for levies imposed by governments.	Will be adopted January 1, 2014	We do not expect a material impact.

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